Exhibit 99.2

WOORI BANK

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND FOR THE THREE AND SIX MONTHS

ENDED JUNE 30, 2018 AND 2017

The accompanying separate interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the management of Woori Bank.

Tae Seung Sohn

President and Chief Executive Officer

Headquarters: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2002-3000

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

	June 30, 2018(*)	December 31, 2017(*)
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 6 and 45)	5,205,509	5,328,960
Financial assets at fair value through profit or loss (“FVTPL”) (K-IFRS 1109) (Notes 4, 7, 11, 12, 18, 26 and 45)	4,256,954	—
Financial assets at FVTPL (K-IFRS 1039) (Notes 4, 7, 11, 12, 18, 26 and 45)	—	4,133,724
Financial assets at FVTOCI (Notes 4, 8, 11, 12, and 18)	13,854,656	—
Available for sale (AFS) financial assets (Notes 4, 8, 11, 12 and 18)	—	14,186,704
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	17,568,356	—
Held to maturity (HTM) financial assets (Notes 4, 9, 11, 12 and 18)	—	16,638,727
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	256,037,729	—
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	—	248,810,624
Investments in subsidiaries and associates (Note 13)	4,240,906	4,148,795
Investment properties (Note 14)	360,075	350,235
Premises and equipment (Note 15)	2,351,035	2,374,590
Intangible assets (Note 16)	400,008	303,325
Assets held for sale (Note 17)	15,425	46,183
Deferred tax assets	49,827	238,543
Derivative assets (Notes 4,11, 12 and 26)	12,395	59,272
Other assets (Notes 19 and 45)	146,615	117,889

Total assets	304,499,490	296,737,571

LIABILITIES
Financial liabilities at FVTPL (K-IFRS 1109) (Notes 4, 11 12, 20, 26 and 45)	2,575,918	—
Financial liabilities at FVTPL (K-IFRS 1039) (Notes 4, 11, 12, 20, 26 and 45)	—	3,416,978
Deposits due to customers (Notes 4, 11, 21 and 45)	226,726,810	224,384,156
Borrowings (Notes 4, 11, 12 and 22)	13,994,109	13,662,984
Debentures (Notes 4, 11 and 22)	20,091,374	21,707,466
Provisions (Notes 23, 44 and 45)	325,699	368,027
Net defined benefit liability (Note 24)	71,632	14,284
Current tax liabilities	133,625	212,376
Derivative liabilities (Notes 4, 11,12 and 26)	34,540	12,103
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	20,224,875	13,029,421
Other liabilities (Notes 25 and 45)	143,143	135,686

Total liabilities	284,321,725	276,943,481

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 (CONTINUED)

	June 30, 2018(*)	December 31, 2017(*)
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	2,763,256	3,017,888
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	(327,438)	(135,282)
Retained earnings (Notes 31 and 32) (Regulatory reserve for credit loss as of June 30, 2018 and December 31, 2017 is 2,091,721 million Won and 2,017,342 million Won, respectively. Regulatory reserve for credit loss to be reversed (reserved) as of June 30, 2018 and December 31, 2017 is 178,873 million Won and (-) 74,379 million Won, respectively. Planned provision reversed (reserved) of regulatory reserve for credit loss as of June 30, 2018 and December 31, 2017 is 178,873 million Won and (-) 74,379 million Won, respectively)	14,091,022	13,260,559

Total equity	20,177,765	19,794,090

Total liabilities and equity	304,499,490	296,737,571

(*)

The separate interim statement of financial position as of June 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate statement of financial position as of December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE SIX MONTHS ENDED

JUNE 30, 2018 AND 2017

	Korean Won
	2018(*)		2017(*)
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(In millions, except for per share data)
Interest income	2,040,139	4,004,923	1,812,779	3,600,783
Financial assets at FVTPL (K-IFRS 1109)	2,055	5,251	—	—
Financial assets at FVTOCI	56,172	108,016	—	—
Financial assets at amortized cost	1,981,912	3,891,656	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	4,415	8,878
AFS financial assets	—	—	52,423	105,267
HTM financial assets	—	—	73,683	147,063
Loans and receivables	—	—	1,682,258	3,339,575
Interest expense	(871,402)	(1,689,634)	(734,605)	(1,469,125)

Net interest income (Notes 34 and 45)	1,168,737	2,315,289	1,078,174	2,131,658

Fees and commissions income	290,396	596,268	257,606	529,177
Fees and commissions expense	(35,995)	(70,207)	(36,423)	(63,327)

Net fees and commissions income (Notes 35 and 45)	254,401	526,061	221,183	465,850

Dividend income (Notes 36 and 45)	14,031	40,495	31,229	61,736
Net gain on financial instruments at FVTPL (K-IFRS 1109) (Notes 11, 37 and 45)	56,179	107,822	—	—
Net gain(loss) on financial instruments at FVTPL (K-IFRS 1039) (Notes 11, 37 and 45)	—	—	14,430	(137,593)
Net gain on financial instruments at FVTOCI (K-IFRS 1109) (Notes 11 and 45)	723	723
Net gain on AFS financial assets (Notes 11 and 38)	—	—	77,021	90,238
Net gain on financial assets at amortized cost	5,487	14,853	—	—
Net gain on disposals of securities at amortized cost	—	431	—	—
Net gain on disposals of loans and other financial assets at amortized cost	5,487	14,422	—	—
Impairment reverse (losses) due to credit loss (Notes 39 and 45)	225,607	163,408	(145,750)	(179,904)
General and administrative expenses (Notes 40 and 45)	(725,115)	(1,355,859)	(691,823)	(1,350,512)
Other net operating income (expenses) (Notes 40 and 45)	(102,086)	(189,753)	(68,990)	216,867

Operating income	897,964	1,623,039	515,474	1,298,340

Share of losses on subsidiaries and associates (Note 13)	—	—	(18,563)	(37,547)
Net other non-operating income	13,457	25,104	22,164	36,671

Non-operating income (expenses) (Note 41)	13,457	25,104	3,601	(876)

Net income before income tax expense	911,421	1,648,143	519,075	1,297,464

Income tax expense (Note 42)	252,593	443,328	116,552	293,038

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE SIX MONTHS ENDED

JUNE 30, 2018 AND 2017 (CONTINUED)

	Korean Won
	2018(*)		2017(*)
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(In millions, except for per share data)
Net income (Net income after the provision of regulatory reserve for credit loss for the six months ended June 30, 2018 and 2017 is 1,189,411 million Won and 1,015,232 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three months ended June 30, 2018 and 2017 is 678,397 million Won and 414,833 million Won, respectively) (Note 32)	658,828	1,204,815	402,523	1,004,426

Net gain on valuation of equity securities at FVTOCI	922	29,046	—	—
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	40	130	—	—
Remeasurement of the net defined benefit liability	(5,464)	(58,345)	16,563	(8,949)

Items that will not be reclassified to profit or loss	(4,502)	(29,169)	16,563	(8,949)

Net gain on valuation of debt securities at FVTOCI	8,467	12,182	—	—
Net loss on valuation of AFS financial assets	—	—	(38,433)	(16,218)
Gain (loss) on foreign currencies translation of foreign operations	11,534	10,095	6,761	(14,513)

Items that may be reclassified to profit or loss	20,001	22,277	(31,672)	(30,731)

Other comprehensive income(loss), net of tax	15,499	(6,892)	(15,109)	(39,680)

Total comprehensive income	674,327	1,197,923	387,414	964,746

Net income per share (Note 43)
Basic and diluted earnings per common share (in Korean Won)	923	1,678	536	1,358

(*)

The separate interim statement of comprehensive income for the three months and six months ended June 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate interim statement of comprehensive income for the three months and six months ended June 30, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2017	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518
Net income	—	—	—	—	1,004,426	1,004,426
Dividends on common stocks	—	—	—	—	(269,308)	(269,308)
Loss on valuation of available-for-sale financial assets	—	—	—	(16,218)	—	(16,218)
Loss on foreign currency translation of foreign operations	—	—	—	(14,513)	—	(14,513)
Remeasurement loss related to defined benefit plan	—	—	—	(8,949)	—	(8,949)
Dividends to hybrid securities	—	—	—	—	(90,823)	(90,823)
Issuance of hybrid securities	—	559,565	—	—	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)

June 30, 2017(*)	3,381,392	3,017,888	269,533	(109,296)	13,132,450	19,691,967

January 1, 2018	3,381,392	3,017,888	269,533	(135,282)	13,260,559	19,794,090
Cumulative effect of change in accounting policy (Note 2)	—	—	—	(393,473)	246,464	(147,009)

Adjusted balance, beginning of period	3,381,392	3,017,888	269,533	(528,755)	13,507,023	19,647,081
Net income	—	—	—	—	1,204,815	1,204,815
Dividends on common stocks	—	—	—	—	(336,636)	(336,636)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	130	—	130
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(5)	5	—
Net gain on valuation of financial assets at FVTOCI	—	—	—	41,228	—	41,228
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	424	(424)	—
Gain on foreign currency translation of foreign operations	—	—	—	10,095	—	10,095
Remeasurement loss related to defined benefit plan	—	—	—	(58,345)	—	(58,345)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—
Dividends to hybrid securities	—	—	—	—	(75,603)	(75,603)
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)

June 30, 2018(*)	3,381,392	2,763,256	269,533	(327,438)	14,091,022	20,177,765

(*)

The separate interim statements of changes in equity for the six months ended June 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate interim statements of changes in equity for the six months ended June 30, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	For the six months ended June 30
	2018(*)	2017(*)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,204,815	1,004,426
Adjustment to net income:
Income tax expense	443,328	293,038
Interest income	(4,004,923)	(3,600,783)
Interest expense	1,689,634	1,469,125
Dividend income	(64,198)	(80,000)

	(1,936,159)	(1,918,620)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	—	179,904
Impairment loss on investments in subsidiaries and associates	—	37,547
Loss on transaction and valuation of derivatives (hedging)	62,336	11,811
Loss on hedged items (fair value hedge)	—	15,846
Loss on provision	4,600	6,800
Retirement benefits	64,182	65,868
Depreciation and amortization	97,649	84,527
Loss on disposal of premises and equipment and other assets	102	437
Impairment loss on premises and equipment and other assets	2	44

	228,871	402,784

Deductions of income not involving cash inflows:
Reversal of impairment losses due to credit loss	163,408	—
Gain on valuation of financial assets at FVTPL (K-IFRS 1109)	155,621	—
Gain on valuation of financial instruments at FVTPL (K-IFRS 1039)	—	14,996
Gain on financial assets at FVTOCI	723	—
Gain on AFS financial assets	—	90,238
Gain on disposal of securities at amortized cost	431	—
Gain on transaction and valuation of derivatives (hedging)	—	11,354
Gain on hedged items (fair value hedge)	66,555	11,860
Gain on provisions	1,177	1,219
Gain on disposal of investment in subsidiaries and associates	—	8,227
Gain on disposal of premises and equipment and other assets	13,866	1,609
Reversal of impairment loss on premises and equipment and other assets	341	32

	402,122	139,535

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 (CONTINUED)

	For the six months ended June 30
	2018(*)	2017(*)
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial assets at FVTPL (K-IFRS 1109)	815,764	—
Financial assets at FVTPL (K-IFRS 1039)	—	(201,559)
Loans and other financial assets at amortized cost	(7,479,751)	—
Loans and receivables	—	(5,931,291)
Other assets	(24,210)	61,129
Deposits due to customers	2,342,706	4,941,718
Provision	8,616	(4,288)
Net defined benefit liability	(87,337)	(16,163)
Other financial liabilities	7,069,301	2,840,767
Other liabilities	10,677	(27,453)

	2,655,766	1,662,860

Cash received from (paid for) operating activities:
Interest income received	3,981,989	3,674,796
Interest expense paid	(1,598,948)	(1,574,740)
Dividend received	64,199	77,629
Income tax paid	(274,388)	(214,501)

Net cash provided by operating activities	3,924,023	2,975,099

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of Financial assets at FVTPL (K-IFRS 1109)	5,316,190	—
Disposal of financial instruments at FVTOCI	4,090,102	—
Disposal of AFS financial assets	—	11,135,794
Redemption of securities at amortized cost	4,872,333	—
Redemption of HTM financial assets	—	4,584,130
Disposal of investments in subsidiaries and associates	15,839	19,099
Disposal of premises and equipment	32	843
Disposal of intangible assets	2,246	383
Disposal of assets held for sale	56,924	5,954

	14,353,666	15,746,203

Cash out-flows from investing activities:
Acquisition of financial assets at FVTPL (K-IFRS 1109)	5,342,986	—
Acquisition of financial instruments at FVTOCI	4,874,442	—
Acquisition of AFS financial assets	—	11,157,104
Acquisition of securities at amortized cost	5,806,238	—
Acquisition of HTM financial assets	—	5,912,247
Acquisition of investments in subsidiaries and associates	115,764	138,695
Acquisition of investment properties	5,336	795
Acquisition of premises and equipment	33,502	49,316
Acquisition of intangible assets	108,787	81,081

	16,287,055	17,339,238

Net cash used in investing activities	(1,933,389)	(1,593,035)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 (CONTINUED)

	For the six months ended June 30
	2018(*)	2017(*)
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	4,177,041	4,077,415
Issuance of debentures	1,701,300	5,100,000
Issuance of hybrid securities	—	559,565

	5,878,341	9,736,980

Cash out-flows for financing activities:
Repayment of borrowings	4,055,690	5,889,920
Repayment of debentures	3,511,488	3,366,476
Dividends paid on hybrid securities	336,636	269,308
Redemption of hybrid securities	255,000	1,323,400
Dividends paid on hybrid securities	75,683	100,627

	8,234,497	10,949,731

Net cash used in financing activities	(2,356,156)	(1,212,751)

Net change in cash and cash equivalents	(365,522)	169,313

Cash and cash equivalents, beginning of the period	5,328,960	6,104,029

Effects of exchange rate changes on cash and cash equivalents	242,071	(177,596)

Cash and cash equivalents, end of the period	5,205,509	6,095,746

(*)

The separate interim statement of cash flows for the six months ended June 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate interim flows for the six months ended June 30, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND FOR THE THREE MONTHS AND THE SIX MONTHS

ENDED JUNE 30, 2018 AND 2017

1.	GENERAL

(1)	Woori Bank

Woori Bank (the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001, held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into the Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of June 30, 2018, the common stock of the Bank amounts to 3,381,392 million Korean Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the years ended December 31, 2017, KDIC sold additional 33 million shares. As of June 30, 2018 and December 31, 2017, KDIC held 125 million (18.43% ownership interest) of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 880 branches and offices in Korea, and 23 branches and offices overseas as of June 30, 2018.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bank’s separate interim financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual separate financial statements for the year ended December 31, 2017 for understanding of the accompanying interim financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying separate interim financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2017.

1)	The Bank has newly adopted the following K-IFRS that affected the Bank’s accounting policies:

•	Adoption to K-IFRS 1109 – Financial instruments

The Bank applied for the first time as of January 1, 2018, the adoption to K-IFRS 1109 and other standards related to K-IFRS 1109, which introduces new rules: 1) classification and measurement of financial assets and financial liabilities, 2) impairment of financial assets, and 3) hedge accounting.

The Bank decided not to restate the prior period figures when applying the Standard for the first time, thus the comparative financial statements presented are not restated.

The main contents of the new accounting standard and the effect on the financial statements of the Bank are as follows.

a) Classification and measurement of financial assets and financial liabilities

All financial assets included in the scope of K-IFRS 1109 are subsequently measured at amortized cost or fair value based on the business model for the management of financial assets and the nature of the contractual cash flows.

Debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods (Financial assets at amortized cost).

Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at fair value through other comprehensive income (financial assets at fair value through other comprehensive income (“FVTOCI”).

All other debt instruments and equity instruments are measured at their fair value at the end of subsequent accounting periods (financial assets at fair value through profit or loss (“FVTPL”)).

Notwithstanding the foregoing, the Bank may make the following irrevocable choice or designation at the time of initial recognition of a financial assets.

The Bank may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument within the scope of this Standard that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which K-IFRS 1103 applies.

At initial recognition, financial assets at amortized cost or FVTOCI may be irrevocably designated as financial assets at fair value through profit or loss mandatorily measured at fair value if doing so eliminate or significantly reduce a measurement or recognition inconsistency.

As of the date of first adoption of K-IFRS 1109, there are no debt instruments classified either as financial assets at amortized cost or FVTOCI that are designated as financial assets at fair value through profit or loss.

When debt instruments measured at FVTOCI are removed, the cumulative gain or loss recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. On the other hand, for equity instruments designated as financial assets at fair value through other comprehensive income, cumulative gains or losses previously recognized in other comprehensive income are not subsequently reclassified to profit or loss. Debt instruments measured subsequently at amortized cost of fair value through other comprehensive income are subject to impairment provisions.

The classification and measurement of financial assets and financial liabilities in accordance with K-IFRS 1109 and K-IFRS 1039 as of January 1, 2018 are as follows (Unit: Korean Won in millions):

Account	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Classification according to K-IFRS 1039	Reclassifica- tion	Remeasure- ment	Classification according to K-IFRS 1109
Deposit	Loans and receivables	Loan and other financial assets at amortized cost	7,394,885	—	—	7,394,885
Deposit	Financial assets at FVTPL	Financial assets at FVTPL	25,972	—	—	25,972
Debt securities	Financial assets at FVTPL	Financial assets at FVTPL(*)	1,008,827	—	—	1,008,827
Equity securities	Financial assets at FVTPL	Financial assets at FVTPL(*)	156	—	—	156
Derivatives	Financial assets at FVTPL	Financial assets at FVTPL(*)	3,098,769	(2,137)	—	3,096,632
Equity securities	AFS financial assets	Financial assets at FVTPL(*)	1,254,928	1,219	—	1,256,147
Equity securities	AFS financial assets	Financial assets at FVTOCI	684,153	—	—	684,153
Debt securities	AFS financial assets	Financial assets at FVTOCI	12,247,622	—	—	12,247,622
Debt securities	HTM financial assets	Securities at amortized cost	16,638,727	—	—	16,638,727
Loans	Loans and receivables	Financial assets at FVTPL (*)	51,653	918	282	52,853
Loans	Loans and receivables	Loan and other financial assets at amortized cost	236,691,399	—	—	236,691,399
Derivatives	Derivatives	Derivatives	59,272	—	—	59,272
Other financial assets	Loans and receivables	Loan and other financial assets at amortized cost	6,233,677	—	—	6,233,677

Total financial assets			285,390,040	—	282	285,390,322

(*)

Under K-IFRS 1039, the embedded derivatives out of hybrid financial instruments are accounted for as derivatives assets or liabilities if the criteria for separation of the embedded derivative are met and the rest of host contracts in those instruments are recorded as available-for-sale financial assets or loans and receivables respectively. Since K-IFRS 1109 requires financial instruments be accounted for based on the terms of the entire financial instruments, the hybrid financial assets are revalued and recorded as financial assets at fair value through profit or loss.

Account	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Classification according to K-IFRS 1039	Reclassific- ation	Remeasure- ment	Classification according to K-IFRS 1109
Deposit due to customers	Financial liabilities at FVTPL	Financial liabilities at FVTPL	25,964	—	—	25,964
Deposit due to customers	Deposit due to customers	Financial liabilities at amortized cost	224,384,156	—	—	224,384,156
Borrowings	Borrowings	Financial liabilities at amortized cost	13,662,984	—	—	13,662,984
Debentures	Financial liabilities at FVTPL	Financial liabilities at FVTPL	91,739	—	—	91,739
Debentures	Debentures	Financial liabilities at amortized cost	21,707,466	—	—	21,707,466
Equity-linked securities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	160,057	—	—	160,057
Derivatives liabilities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	3,139,218	—	—	3,139,218
Derivatives liabilities	Derivatives liabilities	Derivatives liabilities	12,103	—	—	12,103
Other financial liabilities	Other financial liabilities	Financial liabilities at amortized cost	13,029,421	—	—	13,029,421
Provision for financial guarantee	Provision for financial guarantee	Financial liabilities at amortized cost	74,277	—	—	74,277

Total financial liabilities			276,287,385	—	—	276,287,385

At the date of the initial application of K-IFRS 1109, there were no financial assets or liabilities measured at FVTPL that were reclassified to FVTOCI or amortized cost category.

As of the date of initial adoption of K-IFRS 1109, there are no financial assets at FVTPL or FVTOCI reclassified to the amortized cost measurement category.

b) Impairment of financial assets

The impairment model under K-IFRS 1109 reflects expected credit losses, as opposed to incurred credit losses under IAS 39. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, the Bank accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

The Bank is required to recognize the expected credit losses for financial instruments measured at amortized cost or FVTOCI, and loan commitments and financial guarantee contracts that are subject to the impairment provisions of K-IFRS 1109. In particular, when the credit risk of the financial instruments are significantly increased after initial recognition, or when the credit quality of the financial instruments is already impaired at acquisition, the loss allowance is measured as the expected credit loss for the whole life of financial assets. If the credit risk of a financial instruments do not increase significantly after initial recognition (excluding POCI loans - for financial assets already impaired at initial recognition), the Bank measures the loss allowance on the financial instruments at the amount equivalent to the expected 12-month credit loss.

Management determined the credit risk at the date of initial recognition of the financial instrument in accordance with K-IFRS 1109 and provide a reasonable and supportive measure that can be used without undue cost or effort in comparison with the credit risk of the initial application date (January 1, 2018) the Bank used information that could be used to assess the impairment of the Bank’s financial assets, lending arrangements and financial guarantees at the date of initial application. As of January 1, 2018, the application results are as follows (Unit: Korean Won in millions):

Account	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Loss allowances per K-IFRS 1039(A)	Loss allowances per K-IFRS 1109 (B)	Increases (B-A)
Deposit	Loans and receivables	Loan and other financial assets at amortized cost	2,080	2,464	384
Debt securities
AFS debt securities	AFS financial assets	Financial assets at FVTOCI	—	3,778	3,778
HTM securities	HTM financial assets	Securities at amortized cost	—	4,996	4,996
Loans and other financial assets	Loans and receivables	Loan and other financial assets at amortized cost	1,558,910	1,728,959	170,049
Payment guarantee			185,557	194,997	9,440
Loan commitment			36,031	55,373	19,342

Total			1,782,578	1,990,567	207,989

c) Classification and measurement of financial liabilities

One of the major changes related to the classification and measurement of financial liabilities as a result of the adoption of K-IFRS 1109 is the change in the fair value of financial liabilities designated as fair value through profit or loss due to the change in issuer’s own credit risk. The Bank recognizes the effect of changes in the credit risk of financial liabilities designated as at FVTOCI in other comprehensive income, except for cases where it causes or disproves accounting misstatement of the profit or loss. Changes in fair value due to credit risk of financial liabilities are not subsequently reclassified to profit or loss, but are replaced with retained earnings when financial liabilities are eliminated.

In accordance with K-IFRS 1039, the entire of changes in fair value of financial liabilities designated as at FVTPL are recognized in profit or loss. As of January 1, 2018, the Bank designated 251,796 million Korean Won of FVTPL out of 276,291,854 million of financial liabilities, and recognized 133 million Korean Won as accumualted other comprehensive loss in relation to changes in the credit risk of financial liabilities.

d) Hedge accounting

The new hedge accounting model maintains three types of hedge accounting. However, it is introduced more flexibility in the types of transactions that are eligible for hedge accounting and is expanded the types of hedging instruments and non-financial hedge items that qualify for hedge accounting. As a whole, it has been amended and replaced by the principle of “economic relationship” between the hedged item and the hedging instrument. Retrospective assessment of the hedging effectiveness is no longer required. Additional disclosure requirements have been introduced in relation to the Bank’s risk management activities.

In accordance with the transitional provisions of K-IFRS 1109 on hedge accounting, the Bank adopted the hedge accounting provisions of K-IFRS 1109 prospectively from January 1, 2018. As of the date of initial application, the Bank has considered that the hedging relationship in accordance with K-IFRS 1039 is appropriate for hedge accounting under K-IFRS 1109, thus the hedging relationship is considered to exist continually. Since the major conditions for hedging instruments and the hedged items are consistent, all hedging relationships are consistent with the effectiveness assessment requirements of K-IFRS 1109. The Bank has not designated a hedging relationship as such in accordance with K-IFRS 1109 in which the hedge relationship would not have met the requirements for hedge accounting under K-IFRS 1039.

Consistent with prior periods, the Bank continues to designate fair value changes in interest rate swaps as hedging instruments in the fair value hedge relationship.

e) Effect on equity as a result of adoption of K-IFRS 1109

The effect on equity due to the adoption of K-IFRS 1109 as of January 1, 2018 is as follows (Unit: Korean Won in millions):

•	Impact on accumulated other comprehensive income as result of financial assets at FVTOCI, etc.

Effect of K-IFRS 1109
Beginning balance (prior to K-IFRS 1109)	106,989
Reclassification	(393,473)
Reclassification of available-for-sale financial assets to financial assets at FVTPL	(148,857)
Recognition of expected credit losses of debt securities at FVTOCI	3,778
Reclassified of available for sale financial assets (equity securities) to financial assets at FVTOCI	(397,508)
Effect on change in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	(133)
Income tax effect	149,247

Ending balance (based on K-IFRS 1109)	(286,484)

•	Retained earnings impact

Effect of K-IFRS 1109
Beginning balance (prior to K-IFRS 1109)	13,260,559
Reclassifications	246,464
Reclassification of available-for-sale financial assets to financial assets at FVTPL	148,857
Recognition of expected credit losses of debt instruments at FVTOCI	(3,778)
Reclassified of available for sale financial assets(equity securities) to financial assets at FVTOCI	397,508
Effect on revaluation of financial assets at amortized cost from loan and receivables or AFS financial assets	282
Recognition of expected credit losses of financial assets at amortized cost which were previously loan and receivables	(175,429)
Effect of payment guarantees / unused commitments on liabilities	(28,782)
Effect on change in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	133
Others	398
Income tax effect	(92,725)

Ending balance (based on K-IFRS 1109)	13,507,023

•	Adoption of K-IFRS 1115 – Revenue from contracts with customers (enacted)

The Bank adopted K-IFRS 1115 for the first time decided to retrospectively apply the cumulative effect of the first application of K-IFRS 1115 as of January 1, 2018. In addition, the Standard has been retrospectively applied only to contracts that are not completed on the date of initial application, and all contractual changes made prior to the first application date are not rewritten.

In addition, the Bank decided not to restate the prior periods when applying K-IFRS 1115 for the first time. Accordingly, the Bank has not retroactively restated the comparative separate financial statements presented herein.

•	Amendments to K-IFRS 1102 – Classification and Measurement of Share-based Payment Transactions

The amendments clarify the following; i) In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments ii) Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority, i.e. the share-based payment arrangement has a ‘net settlement feature’, such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature, iii) A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows; a) the original liability is derecognized; b) the equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and c) any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

•	Amendments to K-IFRS 1040 – Transfers of Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets, the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that the situations listed K-IFRS 1040 are not exhaustive and that a change in use is possible for properties under construction (i.e. a change in use is not limited to completed properties).

•	Amendments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

K-IFRS 2122 addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income (or part of them), when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (e.g. a non-refundable deposit or deferred revenue).

The Interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non- monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

•	Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments include partial amendments to K-IFRS 1101 ‘First-time Adoption of K-IFRS’ and K-IFRS 1028 ‘Investments in Associates and Joint Ventures.’ Amendments to K-IFRS 1028 provide that an investment company such as a venture capital investment vehicle may selectively designate each of its investment in associates and/or joint ventures to be measured at FVTPL, and that such designation must be made at the time of each investment’s initial recognition. In addition, when non-investment companies apply equity method to investment in associates and/or joint ventures that are investment companies, these companies may apply the same fair value measurement used by the said associates to value their own subsidiaries. This accounting treatment may be selectively applied to each associate.

There are no significant impacts on financial statements due to newly adopted accounting standards except for K-IFRS 1109.

2)	The Bank has not applied the following K-IFRS that has been issued but are not yet effective:

•	K-IFRS 1116—Leases (enacted)

K-IFRS 1116 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. K-IFRS 1116 will supersede the current lease guidance including K-IFRS 1017 Leases and the related interpretations, and will be applied to periods beginning on or after January 1, 2019.

K-IFRS 1116 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by model where a right-of-use asset and corresponding liability have to be recognized for all leases by lessees except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Furthermore, the classification of cash flows will also be affected as operating lease payments under K-IFRS 1017 are presented as operating cash flows; whereas under the K-IFRS 1116 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, K-IFRS 1116 substantially carries forward the lessor accounting requirements in K-IFRS 1017, and continues to require a lessor to classify a lease either as an operating lease or a finance lease. Also, K-IFRS 1116 requires expanded disclosures.

According to the preliminary assessment of the Bank, the lease agreements entered into by the Bank as of June 30, 2018 are expected to meet the definition of lease under the Standard, and accordingly, if the Bank adopts the Standard, it applies to all leases except short-term leases and leases of low value assets, and the Bank will recognize the right-of-use assets and related liabilities accordingly. The Bank is currently analyzing the potential impact of this standard as of June 30, 2018.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the annual separate financial statements for the year ended December 31, 2017, except the Bank’s policy, accounting estimates and assumptions described below;

(1)	Income taxes

The Bank is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations which makes the ultimate tax determination is uncertain. If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax System for Promotion of investment and Collaborative Cooperation (Recirculation of Corporate Income), the Bank is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2018. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Bank’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

(2)	Provisions for credit losses (Loss allowance, provisions for acceptances and guarantees, and unused loan commitments)

In accordance with K-IFRS 1109, the Bank tests impairment and recognizes loss allowance on financial assets classified at amortized cost, and financial assets measured at fair value through other comprehensive income and lease receivables through impairment testing and recognizes provisions for guarantees, and unused loan commitments. Accuracy of provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed allowances of loans, and upon assumptions and methodology used for collectively assessed allowances for the Bank’s of loans, guarantees and unused loan commitments.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Bank’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Bank’s credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1) Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2) Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017
Loans and other financial assets at amortized cost	Korean treasury and government agencies	17,895,165	—
	Banks	18,976,369	—
	Corporates	83,505,903	—
	Consumers	135,660,292	—

	Subtotal	256,037,729	—

Loans and receivables	Korean treasury and government agencies	—	8,792,977
	Banks	—	25,053,476
	Corporates	—	83,568,058
	Consumers	—	131,396,113

	Subtotal	—	248,810,624

Financial assets at FVTPL (K-IFRS 1109)	Deposit	24,921	—
	Debt securities held for trading	289,958	—
	Loans	56,418	—
	Derivative assets	2,377,227	—

	Subtotal	2,748,524	—

Financial assets at FVTPL (K-IFRS 1039)	Deposit	—	25,972
	Debt securities held for trading	—	1,008,827
	Derivative assets	—	3,098,769

	Subtotal	—	4,133,568

Financial assets at FVTOCI	Debt securities	13,117,681	—
AFS financial assets	Debt securities	—	12,247,622
Securities at amortized cost	Debt securities	17,568,356	—
HTM financial assets	Debt securities	—	16,638,727
Derivative assets	Derivative assets (hedging)	12,395	59,272
Off-balance accounts	Guarantees	13,388,994	13,589,728
	Loan commitments	66,910,304	50,214,855

	Subtotal	80,299,298	63,804,583

	total	369,783,983	345,694,396

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2018
	Korea	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	246,195,858	2,850,061	1,268,461	400,907	5,322,442	256,037,729
Securities at amortized cost	17,523,478	—	—	—	44,878	17,568,356
Financial assets at FVTPL	2,500,907	—	147,242	—	100,375	2,748,524
Financial assets at FVTOCI	12,652,837	—	—	—	464,844	13,117,681
Derivative assets	7,450	—	4,945	—	—	12,395
Off-balance accounts	79,273,574	108,172	70,503	31,216	815,833	80,299,298

Total	358,154,104	2,958,233	1,491,151	432,123	6,748,372	369,783,983

	December 31, 2017
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	240,912,334	1,209,094	1,094,988	381,889	5,212,319	248,810,624
Financial assets at FVTPL	3,892,601	—	148,955	—	92,012	4,133,568
AFS debt securities	11,972,446	—	—	—	275,176	12,247,622
HTM securities	16,606,692	—	—	—	32,035	16,638,727
Derivative assets	16,590	—	42,682	—	—	59,272
Off-balance accounts	62,856,918	121,784	66,974	25,039	733,868	63,804,583

Total	336,257,581	1,330,878	1,353,599	406,928	6,345,410	345,694,396

(*)	Others consist of financial assets in Hong Kong, Singapore and Australia countries and others.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	June 30, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	46,034,279	33,430,534	39,446,384	2,872,088	129,272,797	4,981,647	256,037,729
Securities at amortized cost	1,142,178	—	11,485,091	313,936	—	4,627,151	17,568,356
Financial assets at FVTPL	73,629	116,041	2,367,272	43,171	3,019	145,392	2,748,524
Financial assets at FVTOCI	408,055	—	8,776,721	184,405	—	3,748,500	13,117,681
Derivative assets	—	—	12,395	—	—	—	12,395
Off-balance accounts	15,787,502	23,840,485	8,793,316	3,735,449	22,076,045	6,066,501	80,299,298

Total	63,445,643	57,387,060	70,881,179	7,149,049	151,351,861	19,569,191	369,783,983

	December 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,975,768	33,037,933	36,003,892	2,893,323	125,159,751	5,739,957	248,810,624
Financial assets at FVTPL	96,795	76,373	3,737,672	10,054	1,040	211,634	4,133,568
AFS debt securities	682,706	—	7,055,546	133,572	—	4,375,798	12,247,622
HTM securities	1,348,754	—	10,944,611	296,214	—	4,049,148	16,638,727
Derivative assets	—	—	59,272	—	—	—	59,272
Off-balance accounts	14,510,922	22,363,457	8,759,366	3,614,758	10,057,400	4,498,680	63,804,583

Total	62,614,945	55,477,763	66,560,359	6,947,921	135,218,191	18,875,217	345,694,396

3) Credit risk exposure :

The allowance to be recognized under K-IFRS 1109 is the amount of expected 12-month credit loss or the expected lifetime credit loss, according to the three stages of credit risk deterioration since initial recognition as shown below:

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses:	Expected lifetime credit losses:
	Expected credit losses due to possible defaults on financial instruments within a 12-month period from the reporting date.	Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the reporting date.

The Bank has estimated the allowance for credit losses based on experience losses with taken account of forward -looking information.

The probability of default and loss at given default per financial assets considering account type of borrowers, credit rate grade, portfolio are used in estimation of allowance for expected credit losses and those factors are reviewed periodically to reduce the difference of expected losses and actual losses.

The bank also measures expected credit losses using supportive and reasonable macroeconomic indicators, such as economic growth rates, interest rates, and composite stock indices. The methods for the estimation of forward-looking are also regularly reviewed.

The Bank undertakes the following procedures in order to predict and apply the forward-looking economic information:

•	Development of a prediction model by analyzing the correlation between macroeconomic data and yearly default rate of corporate and retail exposures.

•

Calculation of predicted annual default rate by applying forward-looking economic information, which includes estimated macroeconomic indices provided by verified institutions such as Bank of Korea and National Assembly Budget Office, to the prediction model developed.

•

If the predicted default rate is above the applicable default rate of the current period, application of the increase in default rate as a form of adjustment coefficient to the forward-looking economic information, thereby adjusting the current period estimation.

At the end of each period, the Bank evaluates whether there has been a significantly increased in the credit risk since initial recognition. The Bank is assessing the change in the risk of a default occurring over the expected life of the financial instruments instead of the change in the amount of expected credit losses. The Bank distinguishes corporates/consumers exposures when determining significant increase in credit risk, and the applied methodology is as follows:

Corporates exposure	Consumers exposure
Under precautionary in assets quality	Under precautionary in assets quality
More than 30 days past due	More than 30 days past due
Watch grade in early warning system	Significant decreases in credit ratings
Significant change of borrower financial situation (Working capital deficiencies, Adverse opinion, Disclaimer of opinion)
Significant decreases in credit ratings

At the end of each reporting period, the Bank assesses whether there is a significant increase in credit risk at the end of the reporting period compared to its initial recognition. The Bank uses credit ratings, asset soundness, early warning systems, and delinquency days to determine whether the credit risk has significantly increased.

The financial assets are impaired if the following conditions are met;

•	The principal and interest of the loan has been overdue for more than 90 days due to the serious deterioration of the credit condition

•	It is deemed that the borrowers will not pay any portion of the debts without actions of recourse such as the disposition of the collateral

•	Objective evidence of impairment of financial assets are identified

The Bank writes off assets when it is determined that the receivables are virtually impossible to collect. The Bank determines which receivable to write-off and subsequently writes them off in accordance with the company’s policy. Regardless of whether assets have been written off, the Bank may continue to exercise its right of collection in accordance with company’s policy on receivables collection.

a)	Financial assets

The maximum exposure to credit risk, except for financial assets at FVTPL and derivative asset is as follows (Unit: Korean Won in millions):

	June 30, 2018
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net	Collateral value of damaged property
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	228,869,159	16,176,766	5,485,385	5,243,563	1,701,215	257,476,088	(1,438,359)	256,037,729	749,081
Korean treasury and government agencies	17,899,258	—	—	—	—	17,899,258	(4,093)	17,895,165	—
Banks	18,728,445	—	266,598	—	—	18,995,043	(18,674)	18,976,369	—
Corporates	65,753,285	13,544,192	534,340	3,423,838	1,350,251	84,605,906	(1,100,003)	83,505,903	516,466
General business	39,150,113	4,704,975	487,343	1,491,052	1,132,742	46,966,225	(752,948)	46,213,277	386,285
Small- and medium-sized enterprise	22,968,832	8,259,833	46,997	1,761,562	216,800	33,254,024	(312,169)	32,941,855	130,181
Project financing and others	3,634,340	579,384	—	171,224	709	4,385,657	(34,886)	4,350,771	—
Consumers	126,488,171	2,632,574	4,684,447	1,819,725	350,964	135,975,881	(315,589)	135,660,292	232,615
Securities at amortized cost	17,573,522	—	—	—	—	17,573,522	(5,166)	17,568,356	—
Financial assets at FVTOCI (*3)	13,095,395	22,286	—	—	—	13,117,681	(4,220)	13,117,681	—

Total	257,925,726	16,199,052	5,485,385	5,243,563	1,701,215	288,167,291	(1,447,745)	286,723,766	749,081

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has not been disclosed as the amount before deducting provisions because the carrying amount does not decrease.

•	Loans and receivables

	December 31, 2017
			Corporates
	Korean treasury and government agencies	Banks	General business	Small- and medium-sized enterprise	Project financing and others	Subtotal	Consumers	Total
Loans and receivables neither overdue nor impaired	8,795,163	25,068,417	45,242,266	33,229,188	4,722,748	83,194,202	130,563,920	247,621,702
Loans and receivables overdue but not impaired	—	—	5,954	63,067	—	69,021	728,057	797,078
Impaired loans	—	—	1,354,096	241,776	17,665	1,613,537	339,297	1,952,834

Total	8,795,163	25,068,417	46,602,316	33,534,031	4,740,413	84,876,760	131,631,274	250,371,614

Allowance for loan losses	2,186	14,941	1,019,687	262,628	26,387	1,308,702	235,161	1,560,990

Total, net	8,792,977	25,053,476	45,582,629	33,271,403	4,714,026	83,568,058	131,396,113	248,810,624

•	Debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2017
	Financial assets at FVTPL	AFS debt securities	HTM securities	Total
AAA	1,008,827	9,836,599	15,806,327	26,651,753
AA- – AA+	—	2,189,269	832,400	3,021,669
BBB- – A+	—	221,754	—	221,754

Total	1,008,827	12,247,622	16,638,727	29,895,176

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of June 30, 2018 as follows (Unit: Korean Won in millions):

	June 30, 2018
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	12,031,389	851,782	12,464	311,754	181,605	13,388,994
Loan commitments	62,536,808	2,650,721	1,329,734	393,041	—	66,910,304

Total	74,568,197	3,502,503	1,342,198	704,795	181,605	80,299,298

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

There have been no significant changes in the value of collateral or other credit enhancements held by the Bank during the current quarter, changes in collateral or other credit enhancements due to changes in the collateral policy of the Bank. As of June 30, 2018, there are no financial assets that do not recognize the allowance for losses due to collateral.

(2)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure.

The Bank measures Value at Risk (“VaR,” maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and one-day holding period of positions and the limit management is performed on a daily basis. The validation of the model is assessed through the performance of back testing, which is to compare the actual gain or loss to the VaR measurements on a daily basis.

In addition, for crisis management, the Bank performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each department of the Bank and the limit by investment and loss cut is managed by risk management personnel within the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model, which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% confidence level. In short, there exists a 1% possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, the interest rate risk is managed and measured based on the analysis of the Net Interest Income (“NII”) and Net Portfolio Value (“NPV”) by the scenarios. NII is a profit-based indicator for displaying the profit changes in the short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in an economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

a)	Trading activities

The minimum, maximum and average VaR for the period ended June 30, 2018 and for the year ended December 31, 2017, respectively, and the VaR as of June 30, 2018 and December 31, 2017, respectively, are as follows (Unit: Korean Won in millions):

	As of June 30, 2018	For the period ended June 30, 2018			As of December 31, 2017	For the year ended December 31, 2017
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,179	3,787	4,992	1,730	4,183	3,799	4,918	2,467
Stock price	2,872	2,524	4,618	1,138	909	2,863	4,419	909
Foreign currencies	4,224	4,853	6,136	3,695	4,750	5,051	6,636	4,061
Commodity	2	1	4	—	—	31	188	—
Diversification	(4,095)	(4,745)	(7,136)	(1,749)	(4,472)	(4,621)	(6,798)	(2,067)

Total VaR(*)	5,182	6,420	8,614	4,814	5,370	7,123	9,363	5,370

(*)	VaR: Maximum losses

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	June 30, 2018		December 31, 2017
	NII(*1)	NPV(*2)	NII(*1)	NPV(*2)
Base case	4,490,836	23,741,794	4,936,457	23,487,317
Base case (Prepay)	4,484,982	23,430,838	4,936,334	23,178,467
IR 100bp up	5,029,573	23,687,729	5,394,161	22,900,740
IR 100bp down	4,045,098	23,819,103	4,401,735	24,141,984
IR 200bp up	6,013,255	23,650,553	5,851,632	22,386,912
IR 200bp down	3,665,541	23,929,321	3,462,869	24,844,803
IR 300bp up	6,883,384	23,625,943	6,309,102	21,943,972
IR 300bp down	3,520,675	24,087,719	2,259,870	26,648,024

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest) from non-trading, interest-bearing assets and liabilities, presented by each repricing date, are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	138,582,023	39,965,004	8,566,400	7,715,085	42,550,311	3,282,629	240,661,452
Financial assets at FVTOCI	2,452,590	2,451,534	1,755,010	1,534,298	5,061,864	151,359	13,406,655
Securities at amortized cost	2,299,182	1,974,912	1,718,478	1,982,982	9,905,003	305,973	18,186,530

Total	143,333,795	44,391,450	12,039,888	11,232,365	57,517,178	3,739,961	272,254,637

Liability:
Deposits due to customers	97,558,833	45,622,715	29,107,767	18,172,673	37,309,022	67,655	227,838,665
Borrowings	8,120,339	1,537,093	845,911	495,228	2,707,275	520,495	14,226,341
Debentures	620,445	1,564,491	1,778,047	1,964,223	13,074,796	2,701,823	21,703,825

Total	106,299,617	48,724,299	31,731,725	20,632,124	53,091,093	3,289,973	263,768,831

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	148,513,919	39,972,641	6,935,597	5,672,432	50,858,179	25,688,896	277,641,664
AFS financial assets	1,689,689	2,462,484	1,996,401	2,333,618	4,161,439	574,540	13,218,171
HTM financial assets	2,268,640	2,161,467	1,433,425	1,687,362	9,309,427	312,507	17,172,828

Total	152,472,248	44,596,592	10,365,423	9,693,412	64,329,045	26,575,943	308,032,663

Liability:
Deposits due to customers	102,414,072	36,883,763	24,653,930	25,028,280	36,699,604	6,133	225,685,782
Borrowings	8,998,265	874,830	412,966	405,352	2,649,142	479,399	13,819,954
Debentures	1,571,159	2,069,377	677,903	1,520,299	14,614,175	2,843,679	23,296,592

Total	112,983,496	39,827,970	25,744,799	26,953,931	53,962,921	3,329,211	262,802,328

3)	Currency risk

Currency risk arises from the financial instrument denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, and EUR in millions and Korean Won in millions):

		June 30, 2018
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	20,520	23,016,794	135,044	1,370,414	6,646	1,125,823	1,156	1,499,731	2,315,863	29,328,625
	Financial assets at FVTPL	76	85,391	359	3,645	—	—	36	46,488	96,643	232,167
	Financial assets at FVTOCI	1,432	1,605,991	—	—	—	—	—	—	153,633	1,759,624
	Securities at amortized cost	50	56,448	—	—	—	—	—	—	44,889	101,337

	Total	22,078	24,764,624	135,403	1,374,059	6,646	1,125,823	1,192	1,546,219	2,611,028	31,421,753

Liability	Financial liabilities at FVTPL	63	70,963	505	5,127	—	—	33	43,070	102,226	221,386
	Deposits due to customer	8,547	9,587,479	145,042	1,471,869	1,202	203,585	1,227	1,591,487	1,120,831	13,975,251
	Borrowings	6,106	6,849,332	2,211	22,438	19	3,303	232	301,371	175,198	7,351,642
	Debentures	3,208	3,598,325	—	—	—	—	—	—	101,490	3,699,815
	Other financial liabilities	2,772	3,109,634	23,527	238,755	5,062	857,632	139	180,146	98,127	4,484,294

	Total	20,696	23,215,733	171,285	1,738,189	6,283	1,064,520	1,631	2,116,074	1,597,872	29,732,388

Off-balance accounts		6,348	7,121,007	32,872	333,577	681	115,408	452	586,208	460,037	8,616,237

		December 31, 2017
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean won equivalent	Korean Won equivalent
Asset	Loans and receivables	19,534	20,928,891	124,167	1,178,480	1,050	171,802	1,143	1,461,960	1,978,164	25,719,297
	Financial assets at FVTPL	29	31,360	25	238	—	—	27	34,583	104,892	171,073
	AFS financial assets	1,712	1,833,836	—	—	—	—	—	590	77,118	1,911,544
	HTM financial assets	51	54,439	—	—	—	—	—	—	32,035	86,474

	Total	21,326	22,848,526	124,192	1,178,718	1,050	171,802	1,170	1,497,133	2,192,209	27,888,388

Liability	Financial liabilities at FVTPL	41	43,423	79	752	—	—	19	24,878	69,977	139,030
	Deposits due to customer	11,303	12,110,340	195,154	1,852,228	1,520	248,808	882	1,127,917	924,008	16,263,301
	Borrowings	6,480	6,942,814	2,218	21,056	14	2,245	247	315,669	107,344	7,389,128
	Debentures	2,967	3,178,711	—	—	700	114,555	—	—	196,620	3,489,886
	Other financial liabilities	2,067	2,214,467	13,411	127,289	2,010	328,902	128	164,357	368,502	3,203,517

	Total	22,858	24,489,755	210,862	2,001,325	4,244	694,510	1,276	1,632,821	1,666,451	30,484,862

Off-balance accounts		7,346	7,870,923	33,601	318,911	885	144,817	406	518,854	371,670	9,225,175

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivative instruments are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e., based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	176,097	—	—	—	—	—	176,097
Deposits due to customers	139,300,877	37,086,269	22,170,064	23,754,212	6,048,956	557,233	228,917,611
Borrowings	5,006,728	2,453,206	1,855,815	1,440,982	3,002,985	520,495	14,280,211
Debentures	620,445	1,564,491	1,778,047	1,964,223	13,075,881	2,700,738	21,703,825
Other financial liabilities	13,681,270	—	—	—	432,751	1,929,339	16,043,360

Total	158,785,417	41,103,966	25,803,926	27,159,417	22,560,573	5,707,805	281,121,104

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	160,057	154,475	—	—	—	—	314,532
Deposits due to customers	143,085,964	28,776,407	17,749,883	29,951,466	6,723,926	644,187	226,931,833
Borrowings	5,339,315	1,700,358	1,488,848	1,132,055	3,799,707	479,140	13,939,423
Debentures	1,570,513	2,069,703	678,054	1,512,183	14,614,016	2,843,612	23,288,081
Other financial liabilities	6,531,004	—	—	—	—	2,704,197	9,235,201

Total	156,686,853	32,700,943	19,916,785	32,595,704	25,137,649	6,671,136	273,709,070

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	176,097	—	—	—	—	—	176,097
Deposits due to customers	148,834,794	38,657,861	19,224,728	17,201,883	4,522,256	75,055	228,516,577
Borrowings	5,006,728	2,453,206	1,855,815	1,440,982	3,002,985	520,495	14,280,211
Debentures	620,445	1,564,491	1,778,047	1,964,223	13,075,881	2,700,738	21,703,825
Other financial liabilities	13,681,270	—	—	—	432,751	1,929,339	16,043,360

Total	168,319,334	42,675,558	22,858,590	20,607,088	21,033,873	5,225,627	280,720,070

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	160,057	154,475	—	—	—	—	314,532
Deposits due to customers	154,216,425	30,515,457	16,246,338	19,479,809	5,913,949	183,986	226,555,964
Borrowings	5,339,315	1,700,358	1,488,848	1,132,055	3,799,707	479,140	13,939,423
Debentures	1,570,513	2,069,703	678,054	1,512,183	14,614,016	2,843,612	23,288,081
Other financial liabilities	6,531,004	—	—	—	—	2,704,197	9,235,201

Total	167,817,314	34,439,993	18,413,240	22,124,047	24,327,672	6,210,935	273,333,201

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purposes are not managed in accordance with their contractual maturity since the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below.

Derivatives held for hedging purposes are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2018 and December 31, 2017, is as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2018	2,375,336	2,130	—	—	26,855	5,555	2,409,876
December 31, 2017	3,139,218	—	—	381	11,722	—	3,151,321

4)	Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments that are usually for a specified term may persist or may be unconditionally cancelable, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments and other guarantees; however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Guarantees	13,388,994	13,589,728
Loan commitments	66,910,304	50,214,855

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed Advanced Measurement Approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system is approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5)	Capital management

The Bank complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlements in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the separate financial statements of the Bank.

According to the above regulations, Bank is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 7.13% and 6.25%, a minimum Tier 1 ratio of 8.63% and 7.75% and a minimum total regulatory capital of 10.63% and 9.75% as of June 30, 2018 and December 31, 2017, respectively.

Details of the Bank’s capital adequacy ratio as of June 30, 2018 and December 31, 2017, and are as follows (Unit: Korean Won in millions):

	June 30, 2018(*)	December 31, 2017
Tier 1 capital	16,952,436	16,074,987
Other Tier 1 capital	2,748,005	3,041,664
Tier 2 capital	3,499,122	3,486,555

Total risk-adjusted capital	23,199,563	22,603,206

Risk-weighted assets for credit risk	139,868,803	134,767,711
Risk-weighted assets for market risk	2,292,979	2,316,938
Risk-weighted assets for operational risk	9,826,809	9,677,559

Total risk-weighted assets	151,988,591	146,762,208

Common Equity Tier 1 ratio	11.15%	10.95%

Tier 1 capital ratio	12.96%	13.03%

Total capital ratio	15.26%	15.40%

(*)	Capital adequacy ratio as of June 30, 2018 is tentatively measured.

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, equity & fund investment-related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Headquarters and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Subtotal	Adjustments	Total
Net interest income
Interest income	1,703,521	1,638,747	74,670	5,687	420,180	3,842,805	162,118	4,004,923
Interest expense	(499,830)	(994,523)	(92)	—	(332,008)	(1,826,453)	136,819	(1,689,634)
Intersegment	(274,405)	323,139	(77,656)	10,259	18,663	—	—	—

	929,286	967,363	(3,078)	15,946	106,835	2,016,352	298,937	2,315,289

Net non-interest income
Non-interest income	405,145	432,262	137,031	4,765,167	182,539	5,922,144	(3,466)	5,918,678
Non-interest expense	(127,357)	(183,814)	(40,188)	(4,725,584)	(55,475)	(5,132,418)	(301,069)	(5,433,487)
Intersegment	78,522	36,407	—	—	(114,929)	—	—	—

	356,310	284,855	96,843	39,583	12,135	789,726	(304,535)	485,191

Other expense
General and administrative expense	(875,328)	(403,216)	(5,689)	(7,852)	(63,774)	(1,355,859)	—	(1,355,859)
Reversal of allowance for credit loss and impairment losses due to credit loss	(53,008)	109,283	52,244	(3,268)	67,569	172,820	5,598	178,418

	(928,336)	(293,933)	46,555	(11,120)	3,795	(1,183,039)	5,598	(1,177,441)

Operating income	357,260	958,285	140,320	44,409	122,765	1,623,039	—	1,623,039
Non-operating income (expense)	(9,889)	671	17,411	—	16,911	25,104	—	25,104

Net income before income tax expense	347,371	958,956	157,731	44,409	139,676	1,648,143	—	1,648,143
Income tax expense	(95,528)	(260,186)	(43,377)	(12,212)	(32,025)	(443,328)	—	(443,328)

Net income	251,843	698,770	114,354	32,197	107,651	1,204,815	—	1,204,815

	For the six months ended June 30, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Subtotal	Adjustments	Total
Net interest income
Interest income	1,539,729	1,456,198	72,232	8,938	362,975	3,440,072	160,711	3,600,783
Interest expense	(480,814)	(818,422)	(126)	—	(300,481)	(1,599,843)	130,718	(1,469,125)
Intersegment	(248,116)	229,029	(66,693)	8,324	77,456	—	—	—

	810,799	866,805	5,413	17,262	139,950	1,840,229	291,429	2,131,658

Non-interest income
Non-interest income	424,213	333,646	212,107	4,991,598	759,765	6,721,329	92,750	6,814,079
Non-interest expense	(146,630)	(82,261)	(121,238)	(4,968,840)	(629,123)	(5,948,092)	(361,808)	(6,309,900)
Intersegment	45,402	29,680	—	—	(75,082)	—	—	—

	322,985	281,065	90,869	22,758	55,560	773,237	(269,058)	504,179

Other expense
General and administrative expense	(869,733)	(402,661)	(5,696)	(7,721)	(64,701)	(1,350,512)	—	(1,350,512)
Reversal of allowance for credit loss and impairment losses due to credit loss	(45,963)	(128,684)	31,311	22,135	156,587	35,386	(22,371)	13,015

	(915,696)	(531,345)	25,615	14,414	91,886	(1,315,126)	(22,371)	(1,337,497)

Operating income	218,088	616,525	121,897	54,434	287,396	1,298,340	—	1,298,340
Non-operating income (expense)	8,862	(3,122)	22,581	—	(29,197)	(876)	—	(876)

Net income before income tax expense	226,950	613,403	144,478	54,434	258,199	1,297,464	—	1,297,464
Income tax expense	(54,922)	(139,138)	(34,964)	(13,173)	(50,841)	(293,038)	—	(293,038)

Net income	172,028	474,265	109,514	41,261	207,358	1,004,426	—	1,004,426

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest-bearing products such as loan commitment, credit commitment, equity securities and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the six months ended June 30, 2018 and 2017, amounted to 9,610,480 million Won and 10,224,455 million Won, respectively, and revenue from the foreign customers amounted to 313,121 million Won and 190,407 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of June 30, 2018 and December 31, 2017, are 7,344,001 million Won and 7,168,942 million Won, respectively, and foreign subsidiaries are 8,023 million Won and 8,003 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017

Cash	1,989,725	1,970,810
Foreign currencies	746,205	578,281
Demand deposits	2,305,501	2,407,731
Fixed deposits	164,078	372,138

Total	5,205,509	5,328,960

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Changes in other comprehensive gain due to remeasurement of financial assets at FVTOCI	41,228	—
Changes in other comprehensive loss due to valuation of AFS financial assets	—	(16,218)
Changes in other comprehensive gain(loss) of foreign currency translation of foreign operations	10,095	(14,513)
Changes in other comprehensive loss due to remeasurement of defined benefit liabilities	(58,345)	(8,949)
Changes in investments in subsidiaries and associates due to debt-equity swap	—	49,599
Changes in investments in subsidiaries and associates due to accounts transfer	(7,815)	(7,492)
Changes in accrued dividends of hybrid equity securities	(80)	(9,804)
Changes in intangible assets related to accounts payable	32,369	(8,506)
Classified to assets held for sale from premises and equipment	6,050	2,184

7.	FINANCIAL ASSETS AT FVTPL

Details of Financial assets at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Deposits:
Gold banking assets	24,921	25,972
Securities:
Debt securities
Korean treasury and government agencies	130,413	191,383
Financial institutions	159,545	817,444
Equity securities	358,077	156
Capital contributions	325,005	—
Beneficiary certificates	825,348	—

Subtotal	1,798,388	1,008,983

Loans	56,418	—
Derivative assets	2,377,227	3,098,769

Total	4,256,954	4,133,724

There are no financial assets at fair value through profit or loss designated as upon initial recognition as of June 30, 2018 and financial assets designated as at FVTPL as of December 31, 2017.

8.	FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

(1)	Details of financial assets at FVTOCI as of June 30, 2018 and AFS financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Debt securities:
Korean treasury and government agencies	2,190,523	2,305,954
Financial institutions	7,370,107	5,217,267
Corporates	1,747,289	2,658,032
Bond denominated in foreign currencies	1,759,624	1,896,114

Subtotal	13,067,543	12,077,367

Equity securities	736,974	1,216,809
Beneficiary certificates	—	722,272
Securities loaned	50,139	170,256

Total	13,854,656	14,186,704

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

June 30, 2018
Purpose of acquisition	Fair value
Strategic business partnership	568,441
Debt-equity swap	168,533

Total	736,974

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance(*1)	(3,778)	—	—	(3,778)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(457)	—	—	(457)
Disposal	27	—	—	27
Others (*2)	(12)	—	—	(12)

Ending balance	(4,220)	—	—	(4,220)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,247,623	—	—	12,247,623
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	4,870,851	—	—	4,870,851
Disposal	(4,088,376)	—	—	(4,088,376)
Gain (loss) on valuation	13,127	—	—	13,127
Amortization on the effective interest method	(4,293)	—	—	(4,293)
Others (*)	78,749	—	—	78,749

Ending balance	13,117,681	—	—	13,117,681

(*)	Others consist of foreign currencies translation, etc.

(4)

The Bank disposed equity securities designated as financial assets at FVTOCI in accordance with the resolution of disposal from the creditors’ council for the six months ended June 30, 2018. The fair value and accumulative loss on valuation of that equity securities at disposal date are 3,974 million Won and 424 million Won, respectively.

9.	SECURITIES AT AMORTIZED COST AND HTM FINANCIAL ASSETS

(1)	Details of securities at amortized cost as of June 30, 2018 and HTM financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Korean treasury and government agencies	4,630,598	3,994,857
Financial institutions	7,767,490	7,245,426
Corporates	5,074,097	5,311,970
Bond denominated in foreign currencies	101,337	86,474
Loss allowance	(5,166)	—

Total	17,568,356	16,638,727

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*)	(4,996)	—	—	(4,996)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(192)	—	—	(192)
Disposal	22	—	—	22

Ending balance	(5,166)	—	—	(5,166)

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

2)	Gross carrying amount

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,638,727	—	—	16,638,727
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,806,238	—	—	5,806,238
Disposal / Redemption	(4,872,333)	—	—	(4,872,333)
Amortization on the effective interest method	(3,637)	—	—	(3,637)
Others (*)	4,527	—	—	4,527

Ending balance	17,573,522	—	—	17,573,522

(*)	Others consist of foreign currencies translation, etc.

10.	LOAN AND OTHER FINANCIAL ASSETS AT AMORTIZED COST , AND LOANS AND RECEIVABLES

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2018 and loans and receivables as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Due from banks	16,012,149	7,392,805
Loans	229,763,689	235,237,937
Other financial assets(Other receivables)	10,261,891	6,179,882

Total	256,037,729	248,810,624

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	14,500,746	6,246,496
Others	64,150	79,394
Loss allowance	(3,438)	(1,541)

Subtotal	14,561,458	6,324,349

Due from banks in foreign currencies:
Due from banks on demand	903,764	660,582
Due from banks on time	20,296	65,052
Others	528,116	343,361
Loss allowance	(1,485)	(539)

Subtotal	1,450,691	1,068,456

Total	16,012,149	7,392,805

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	14,500,746	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	64,150	Central counterparty KRW margin and others

Subtotal		14,564,896

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	901,554	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	528,116	Deposits for foreign futures and options trading and others

Subtotal		1,429,670

Total		15,994,566

	Counterparty	December 31, 2017	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	6,246,496	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	79,394	Central counterparty KRW margin and others

Subtotal		6,325,890

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	654,718	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	72,700	Deposits for foreign futures and options trading and others

Subtotal		727,418

Total		7,053,308

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*)	(2,464)	—	—	(2,464)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(2,459)	—	—	(2,459)

Ending balance	(4,923)	—	—	(4,923)

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

2)	Gross carrying amount

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,394,885	—	—	7,394,885
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	8,622,187	—	—	8,622,187

Ending balance	16,017,072	—	—	16,017,072

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Loans in local currency	202,966,855	198,504,623
Loans in foreign currencies	8,501,851	7,543,489
Domestic banker’s letter of credit	3,074,011	2,516,907
Bills bought in foreign currencies	6,695,705	8,071,263
Bills bought in local currency	237,623	194,234
Factoring receivables	58,757	134,634
Advances for customers on guarantees	12,727	21,512
Private placement bonds	93,468	158,193
Call loans	2,061,311	2,389,325
Bonds purchased under resale agreements	6,905,159	16,726,510
Others	626	626
Loan origination costs and fees	518,917	489,008
Discounted present value	—	(7,272)
Loss allowance	(1,363,321)	(1,505,115)

Total	229,763,689	235,237,937

(6)	Changes in the loss allowance on loans for the six months ended June 30, 2018 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Consumers			Corporates			Sub-total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance (*1)	(89,404)	(32,352)	(108,689)	(342,916)	(251,374)	(849,467)	(432,320)	(283,726)	(958,156)
Transfer to 12-month expected credit losses	(7,772)	7,415	357	(20,833)	20,554	279	(28,605)	27,969	636
Transfer to lifetime expected credit losses	4,620	(5,957)	1,337	14,670	(104,369)	89,699	19,290	(110,326)	91,036
Transfer to credit-impaired financial assets	18,790	22,325	(41,115)	2,972	12,080	(15,052)	21,762	34,405	(56,167)
Net reversal (provision) of loss allowance	(22,269)	(28,372)	(35,475)	(4,094)	29,840	167,830	(26,363)	1,468	132,355
Recoveries of loans previously charged off	—	—	(22,873)	—	—	(63,472)	—	—	(86,345)
Charge-off	—	—	105,931	—	—	119,960	—	—	225,891
Disposal	—	—	780	—	67	17,676	—	67	18,456
Unwinding effect	—	—	3,665	—	—	12,907	—	—	16,572
Others (*2)	—	—	—	28,927	—	(147)	28,927	—	(147)

Ending balance	(96,035)	(36,941)	(96,082)	(321,274)	(293,202)	(519,787)	(417,309)	(330,143)	(615,869)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of debt-equity swap, foreign currencies translation, repurchase of disposal loans and etc.

Changes in the loss allowance on loans and receivables for the six months ended June 30, 2017, are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Consumers	Corporates	Others	Total
Beginning balance	(155,338)	(1,467,030)	(171,593)	(1,793,961)
Net reversal (provision) of loss allowance	(64,206)	(188,377)	24,873	(227,710)
Recoveries of written-off loans	(21,607)	(54,202)	—	(75,809)
Charge-off	67,133	220,645	50,592	338,370
Disposal	830	58,431	29,264	88,525
Unwinding effect	4,619	19,965	—	24,584
Others (*)	—	187,126	—	187,126

Ending balance	(168,569)	(1,223,442)	(66,864)	(1,458,875)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Consumers			Corporates			Sub-total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	100,815,109	5,432,359	309,302	123,846,853	4,781,030	1,506,875	224,661,962	10,213,389	1,816,177
Transfer to 12-month expected credit losses	1,762,128	(1,758,212)	(3,916)	1,112,641	(1,111,317)	(1,324)	2,874,769	(2,869,529)	(5,240)
Transfer to lifetime expected credit losses	(2,704,129)	2,719,303	(15,174)	(2,092,786)	2,202,395	(109,609)	(4,796,915)	4,921,698	(124,783)
Transfer to credit-impaired financial assets	(78,351)	(97,369)	175,720	(155,784)	(118,299)	274,083	(234,135)	(215,668)	449,803
Charge-off	—	—	(105,931)	—	—	(119,960)	—	—	(225,891)
Disposal	—	(270)	(13,483)	—	(884)	(67,695)	—	(1,154)	(81,178)
Net increase (decrease)	2,377,765	(738,078)	(36,154)	(6,084,758)	(602,769)	(172,301)	(3,706,993)	(1,340,847)	(208,455)

Ending balance	102,172,522	5,557,733	310,364	116,626,166	5,150,156	1,310,069	218,798,688	10,707,889	1,620,433

(8)	Details of other financial assets(other receivables) are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Receivables	8,175,665	4,201,407
Accrued income	946,802	927,297
Telex and telephone subscription rights and refundable deposits	946,991	947,341
Other receivables	262,548	157,632
Loss allowance	(70,115)	(53,795)

Total	10,261,891	6,179,882

(9)	Changes in the loss allowance on other financial assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*)	(1,302)	(960)	(52,496)	(54,758)
Transfer to 12-month expected credit losses	(99)	84	15	—
Transfer to lifetime expected credit losses	61	(70)	9	—
Transfer to credit-impaired financial assets	15	140	(155)	—
Net reversal (provision) of loss allowance	162	(118)	(31,142)	(31,098)
Charge-off	—	—	15,148	15,148
Disposal	—	—	593	593

Ending balance	(1,163)	(924)	(68,028)	(70,115)

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,134,524	21,013	78,140	6,233,677
Transfer to 12-month expected credit losses	6,571	(6,551)	(20)	—
Transfer to lifetime expected credit losses	(8,857)	8,869	(12)	—
Transfer to credit-impaired financial assets	(562)	(902)	1,464	—
Disposal	—	(2)	(735)	(737)
Amortization	—	—	(15,148)	(15,148)
Net increase (decrease)	4,098,490	(1,371)	17,095	4,114,214

Ending balance	10,230,166	21,056	80,784	10,332,006

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments’ characteristics and market conditions, such as volume of transactions and transparency, are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives and debt securities issued by governmental bodies.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e., prices) or indirectly (i.e., derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in the OTC market but do not require significant judgment.

•

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities whose valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value is as follows (Korean Won in millions):

	June 30, 2018
	Level 1 (*1)	Level 2 (*1)	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Deposits	24,921	—	—	24,921
Debt securities	130,413	159,545	—	289,958
Equity securities	24,855	—	333,222	358,077
Capital contributions	—	—	325,005	325,005
Beneficiary certificates	—	57,831	767,517	825,348
Loans	—	—	56,418	56,418
Derivative assets	17,439	2,323,550	36,238	2,377,227

Subtotal	197,628	2,540,926	1,518,400	4,256,954

Financial assets at FVTOCI
Debt securities	2,324,824	10,742,719	—	13,067,543
Equity securities	439,986	—	296,988	736,974
Securities loaned	—	50,139	—	50,139

Subtotal	2,764,810	10,792,858	296,988	13,854,656

Derivative assets	—	12,395	—	12,395

Total	2,962,438	13,346,179	1,815,388	18,124,005

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Deposit due to customers	24,485	—	—	24,485
Derivative liabilities	3,269	2,331,144	40,923	2,375,336

Subtotal	27,754	2,331,144	40,923	2,399,821

Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	—	—	176,097	176,097
Derivative liabilities	—	34,540	—	34,540

Total	27,754	2,365,684	217,020	2,610,458

	December 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	25,972	—	—	25,972
Debt securities	191,383	817,444	—	1,008,827
Equity securities	156	—	—	156
Derivative assets	1,021	3,076,369	21,379	3,098,769

Subtotal	218,532	3,893,813	21,379	4,133,724

AFS financial assets
Debt securities	2,536,578	9,540,789	—	12,077,367
Equity securities	398,756	—	818,053	1,216,809
Beneficiary certificates	—	66,765	655,507	722,272
Securities loaned	69,778	100,478	—	170,256

Subtotal	3,005,112	9,708,032	1,473,560	14,186,704

Derivative assets	—	59,272	—	59,272

Total	3,223,644	13,661,117	1,494,939	18,379,700

Financial liabilities:
Financial liabilities held for trading
Deposit due to customers	25,964	—	—	25,964
Derivative liabilities	2,613	3,115,664	20,941	3,139,218

Subtotal	28,577	3,115,664	20,941	3,165,182

Financial liabilities designated as at FVTPL
Equity-linked securities	—	—	160,057	160,057
Debentures	—	91,739	—	91,739

SubTotal	—	91,739	160,057	251,796

Derivative liabilities	—	12,103	—	12,103

Total	28,577	3,219,506	180,998	3,429,081

(*1)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

(*2)

Certain AFS unquoted equity securities were measured at cost as of December 31, 2017, that amounted to 17,260 million Won. These unquoted equity instruments mostly represent minority investments in structured entity vehicles, such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, (b) there was a significant variance in likely estimated cash flows or (c) the probabilities for various estimated cash flows could not be measured reliably. In addition, the Bank has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities at fair value through profit or loss mandatorily measured at fair value, financial liabilities at fair value through profit or loss designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank determines the fair value using valuation techniques. Valuation method and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Loans	The fair value of Loans is measured by the Binomial tree given the values of underlying assets and volatility.	Values of underlying assets, Volatility

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities, capital contribution and beneficiary certificates

Among Discounted Cash Flow (“DCF”) model, free cash flow to equity model, comparable company analysis, dividend discount model, risk-adjusted rate of return method and net asset value method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta, etc.

Derivatives

The in-house developed model is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market. However, for some complicated financial instruments whose valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities

The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM model or Monte Carlo Simulation given the natures of the securities or underlying assets.

Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate of return and forward rate

Valuation method for the financial assets and financial liabilities at Level 3 and significant unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree	Stock, Volatility of underlying asset	14.92-41.24%	Variation of fair value increases as volatility increases.

Derivative assets	Option valuation model and others	Correlation coefficient	0.9–0.97	Variation of fair value increases as correlation coefficient increases.

		Volatility of underlying asset	10.61%–27.59%	Variation of fair value increases as volatility increases.

Derivative liabilities	Option valuation model and others	Correlation coefficient	0.9–0.97	Variation of fair value increases as correlation coefficient increases.

		Volatility of underlying asset	10.61%–27.59%	Variation of fair value increases as volatility increases.

Equity-linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.0861-0.688

Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.

		Volatility of underlying asset	18.60%–26.88%

Equity securities and beneficiary certificates	External appraisal value and others	Expected growth rate	0.00%	Fair value increases as expected growth rate increases.

		Discount rate	0.99%-18.73%	Fair value increases as discount rate decreases.

		Volatility of real estate sale price	0.00%	Fair value increases as sale price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Bank using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is audited regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For six months ended June 30, 2018
	January 1, 2018	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	June 30, 2018
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Equity securities	260,085	23,362	—	50,005	(230)	—	333,222
Capital contributions	273,789	21,951	—	41,646	(12,381)	—	325,005
Beneficiary certificates	655,507	12,071	—	182,416	(82,477)	—	767,517
Loans	52,854	3,064	—	500	—	—	56,418
Derivative assets	19,243	65,922	—	1,937	(50,864)	—	36,238

Subtotal	1,261,478	126,370	—	276,504	(145,952)	—	1,518,400

Financial assets at FVTOCI
Equity securities	285,397	—	11,371	220	—	—	296,988

Total	1,546,875	126,370	11,371	276,724	(145,952)	—	1,815,388

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities	20,941	73,951	—	(3,058)	(50,911)	—	40,923
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	160,057	(1,438)	—	179,044	(161,566)	—	176,097

Total	180,998	72,513	—	175,986	(212,477)	—	217,020

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 61,459 million Won for six months ended June 30, 2018, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on financial assets at FVTOCI in the separate statement of comprehensive income.

(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.

	For six months ended June 30, 2017
	January 1, 2017	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ issuances	Disposals/ settlements	Transfer to or from level 3 (*2)	June 30, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,062	21,245	—	472	(17,422)	—	27,357
AFS financial assets
Equity securities	855,006	19,249	7,488	18,473	(30,534)	—	869,682
Beneficiary certificates	512,569	3,442	(1,757)	132,438	(69,785)	—	576,907

Subtotal	1,367,575	22,691	5,731	150,911	(100,319)	—	1,446,589

Derivative assets	99	185	—	—	(284)	—	—

Total	1,390,736	44,121	5,731	151,383	(118,025)	—	1,473,946

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,436	14,197	—	500	(15,014)	—	33,119
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	83,962	—	—	(235,296)	—	522,375

Total	707,145	98,159	—	500	(250,310)	—	555,494

(*1)

The loss amounting to 61,495 million Won for six months ended June 30, 2017 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.

(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis on the unobservable inputs used for measuring Level 3 financial instruments.

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes that result from varying the assumptions individually. The sensitivity analysis was performed for two types of Level 3 financial instruments: (1) interest rate-related derivatives, currency-related derivatives, equity-related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

The equity investments classified as Level 3 equity securities whose costs are considered to provide the best estimate of fair value are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of Level 3 financial instruments (Unit: Korean Won in millions):

	June 30, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Derivative assets (*1) (*2)	4,305	(2,452)	—	—
Loans	422	(323)	—	—
Equity securities (*3)	10,601	(7,475)	—	—
Beneficiary certificates (*4)	1,295	(1,403)	—	—
Financial assets at FVTOCI
Equity securities (*3)	—	—	11,676	(6,136)

Total	16,623	(11,653)	11,676	(6,136)

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities (*1) (*2)	2,409	(4,285)	—	—
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities (*1)	1,083	(1,158)	—	—

Total	3,492	(5,443)	—	—

	December 31, 2017
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1) (*2)	1,234	(526)	—	—
AFS financial assets
Equity securities (*3) (*4)	—	—	20,594	(12,398)
Beneficiary certificates (*4)	—	—	1,749	(1,695)

Total	1,234	(526)	22,343	(14,093)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1) (*2)	5	(513)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	8	(7)	—	—

Total	13	(520)	—	—

(*1)

Fair value changes of equity-related derivative assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%. In the case of interest rate-related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest, which are major unobservable variables, by 10%.

(*2)	Both derivative assets and liabilities held for trading and hedging are included.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%–1%) and discount rate or liquidation value (-1%–1%) and discount rate. The growth rate, discount rate and liquidation value are major unobservable variables.

(*4)

Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate, which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	1,792,215	15,779,311	—	17,571,526	17,568,356
Loans and receivables at amortized cost	—	—	255,731,207	255,731,207	256,037,729
Financial liabilities:
Deposits due to customers	—	226,739,426	—	226,739,426	226,726,810
Borrowings	—	14,017,262	—	14,017,262	13,994,109
Debentures	—	19,906,852	—	19,906,852	20,091,374
Other financial liabilities	—	20,224,029	—	20,224,029	20,224,875

	December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,206,292	15,398,641	—	16,604,933	16,638,727
Loans and other financial assets	—	—	247,784,211	247,784,211	248,810,624
Financial liabilities:
Deposits due to customers	—	224,355,148	—	224,355,148	224,384,156
Borrowings	—	13,631,522	—	13,631,522	13,662,984
Debentures	—	21,733,045	—	21,733,045	21,707,466
Other financial liabilities	—	13,028,595	—	13,028,595	13,029,421

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation methods	Input variables
Securities at amortized cost (HTM financial assets in previous year)

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and other financial assets at amortized cost (Loans and receivables in previous year)

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets held for hedging	Total
Financial assets
Deposits	24,921	—	16,012,149	—	16,037,070
Securities at fair value through profit or loss	1,798,387	—	—	—	1,798,387
Securities at FVTOCI	—	13,854,656	—	—	13,854,656
Securities at amortized cost	—	—	17,568,356	—	17,568,356
Loans	56,418	—	229,763,689	—	229,820,107
Derivative assets	2,377,227	—	—	12,395	2,389,622
Other financial assets at amortized cost	—	—	10,261,891	—	10,261,891

Total	4,256,953	13,854,656	273,606,085	12,395	291,730,089

	June 30, 2018
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities held for hedging	Total
Financial liabilities
Deposits due to customers	24,485	226,726,810	—	226,751,295
Borrowings	176,097	13,994,109	—	14,170,206
Debentures	—	20,091,374	—	20,091,374
Derivative liabilities	2,375,336	—	34,540	2,409,876
Other financial liabilities(*)	—	20,283,096	—	20,283,096

Total	2,575,918	281,095,389	34,540	283,705,847

(*)	Other financial liabilities include 58,221 million Won of financial guarantee liabilities measured at amortized cost included in provisions (Note23).

	December 31, 2017
	Financial assets at FVTPL	AFS financial assets	HTM financial assets	Loans	Derivatives assets held for hedging	Total
Financial assets
Deposits	25,972	—	—	7,392,805	—	7,418,777
Financial assets at FVTPL	1,008,983	—	—	—	—	1,008,983
AFS financial assets	—	14,186,704	—	—	—	14,186,704
HTM financial assets	—	—	16,638,727	—	—	16,638,727
Loans	—	—	—	235,237,937	—	235,237,937
Derivative assets	3,098,769	—	—	—	59,272	3,158,041
Other financial assets at amortized cost	—	—	—	6,179,882	—	6,179,882

Total	4,133,724	14,186,704	16,638,727	248,810,624	59,272	283,829,051

	December 31, 2017
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities held for hedging	Total
Financial liabilities
Deposits due to customers	25,964	224,384,156	—	224,410,120
Borrowings	160,057	13,662,984	—	13,823,041
Debentures	91,739	21,707,466	—	21,799,205
Derivative liabilities	3,139,218	—	12,103	3,151,321
Other financial liabilities(*)	—	13,103,698	—	13,103,698

Total	3,416,978	272,858,304	12,103	276,287,385

(*)	Other financial liabilities include 74,277 million Won of financial guarantee liabilities measured at amortized cost included in provisions (Note23).

12.	DEREGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017
Assets transferred	Financial assets at FVTOCI	10,002	—
	AFS financial assets	—	9,998
	Securities at amortized cost	5,444	—
	HTM financial assets	—	5,436

	Total	15,446	15,434

Related liabilities	Bonds sold under repurchase agreements	2,468	3,173

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean treasury, corporation bonds and others	50,139	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

	Total	50,139	170,256

The details of the transferred financial assets that are not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets (loans and receivables in previous year) or other financial liabilities of the Bank’s separate statements of financial position.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Bank has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Bank has also entered into a resale and repurchase agreement and accounted it as a secured advance. The resale and repurchase agreements can have the offsetting right only under the trading party’s default, insolvency or bankruptcy, which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank recorded the collateralized borrowing in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase (resale) agreements as borrowings loans at amortized cost and other financial assets (loans and receivables in previous year).

As of June 30, 2018 and December 31, 2017, the financial instruments to be off set and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,121,945	—	2,121,945	8,706,584	21,543	576,150
Receivable spot exchange (*2)	7,182,332	—	7,182,332
Bonds purchased under resale agreements (*2)	6,905,159	—	6,905,159	6,905,159	—	—
Domestic exchanges receivable (*2) (*5)	27,523,881	27,338,204	185,677	—	—	185,677

Total	43,733,317	27,338,204	16,395,113	15,611,743	21,543	761,827

	June 30, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,298,877	—	2,298,877	8,694,927	208,955	568,571
Payable spot exchange (*3)	7,173,576	—	7,173,576
Bonds sold under repurchase agreements (*4)	2,468	—	2,468	2,468	—	—
Domestic exchanges payable (*3) (*5)	31,533,839	27,338,204	4,195,635	3,408,953	—	786,682

Total	41,008,760	27,338,204	13,670,556	12,106,348	208,955	1,355,253

(*1)	The items include derivatives held for trading, derivatives held for hedging and equity-linked securities.
(*2)	The items are included in loans at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,979,492	1,710	2,977,782	5,694,421	174,415	783,810
Receivable spot exchange (*2)	3,674,864	—	3,674,864
Bonds purchased under resale agreements (*2)	16,726,510	—	16,726,510	16,726,510	—	—
Domestic exchanges receivable (*2) (*5)	39,045,597	38,985,354	60,243	—	—	60,243

Total	62,426,463	38,987,064	23,439,399	22,420,931	174,415	844,053

	December 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,137,297	1,710	3,135,587	5,817,331	157,750	835,243
Payable spot exchange (*3)	3,674,737	—	3,674,737
Bonds sold under repurchase agreements (*4)	3,173	—	3,173	3,173	—	—
Domestic exchanges payable (*3) (*5)	40,279,285	38,985,354	1,293,931	1,293,931	—	—

Total	47,094,492	38,987,064	8,107,428	7,114,435	157,750	835,243

(*1)	The items include derivatives held for trading, derivatives held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)

The Bank has the following subsidiaries (Unit: Korean Won in 100 million, USD in 10 thousand, CNY in 100 million, RUB in 100 million, IDR in 100 million, BRL in 10 thousand, PHP in 100 million, VND in trillion):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd.	Korea	KRW	245	System software development and maintenance
Woori Private Equity Asset Management Co., Ltd.	Korea	KRW	300	Finance
Woori Finance Research Institute Co., Ltd.	Korea	KRW	30	Other service business
Woori Card Co., Ltd.	Korea	KRW	8,963	Finance
Woori Investment Bank Co., Ltd.	Korea	KRW	3,371	Other credit finance business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	America	USD	19,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	6,720	Finance
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	Finance
Woori Bank China Limited	China	CNY	21.6	Finance
AO Woori Bank	Russia	RUB	14.5	Finance
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	Finance
Korea BTL Infrastructure Fund	Korea	KRW	7,755	Finance
Woori Fund Service Co., Ltd.	Korea	KRW	100	Finance
Woori Finance Cambodia PLC.	Cambodia	USD	1,300	Finance
Woori Finance Myanmar Co., Ltd.	Myanmar	USD	1,200	Finance
Wealth Development Bank	Philippine	PHP	7.7	Finance
Woori Bank Vietnam Limited	Vietnam	VND	3	Finance
WB Finance Co., Ltd.	Cambodia	USD	2,135	Finance

	June 30, 2018			December 31, 2017
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd.	4,900,000	100.0	June.30,2018	4,900,000	100.0	Dec.31,2017
Woori Private Equity Asset Management Co., Ltd.	6,000,000	100.0	June.30,2018	6,000,000	100.0	Dec.31,2017
Woori Finance Research Institute Co., Ltd.	600,000	100.0	June.30,2018	600,000	100.0	Dec.31,2017
Woori Card Co., Ltd.	179,266,200	100.0	June.30,2018	179,266,200	100.0	Dec.31,2017
Woori Investment Bank Co., Ltd.	403,404,538	59.8	June.30,2018	403,404,538	59.8	Dec.31,2017
Woori Credit Information Co., Ltd.	1,008,000	100.0	June.30,2018	1,008,000	100.0	Dec.31,2017
Woori America Bank	38,500,000	100.0	June.30,2018	38,500,000	100.0	Dec.31,2017
PT Bank Woori Saudara Indonesia 1906 Tbk	5,256,690,211	79.9	June.30,2018	5,256,690,211	79.9	Dec.31,2017
Woori Global Markets Asia Limited	78,000,000	100.0	June.30,2018	78,000,000	100.0	Dec.31,2017
Woori Bank China Limited	—	100.0	June.30,2018	—	100.0	Dec.31,2017
AO Woori Bank	57,999,999	100.0	June.30,2018	57,999,999	100.0	Dec.31,2017
Banco Woori Bank do Brasil S.A.	77,093,999	100.0	June.30,2018	77,093,999	100.0	Dec.31,2017
Korea BTL Infrastructure Fund (*1)	154,910,839	99.9	June.30,2018	155,805,801	99.9	Dec.31,2017
Woori Fund Service Co., Ltd.	2,000,000	100.0	June.30,2018	2,000,000	100.0	Dec.31,2017
Woori Finance Cambodia PLC.	13,000,000	100.0	June.30,2018	13,000,000	100.0	Dec.31,2017
Woori Finance Myanmar Co., Ltd.	1,200,000	100.0	June.30,2018	1,200,000	100.0	Dec.31,2017
Wealth Development Bank	3,931,365	51.0	June.30,2018	3,931,365	51.0	Dec.31,2017
Woori Bank Vietnam Limited	—	100.0	June.30,2018	—	100.0	Dec.31,2017
WB Finance Co., Ltd.(*2)	867,457	100.0	June.30,2018	—	—	—

(*1)	The Bank’s capital stock and number of shares owned have decreased, attributed to paid capital reduction of the subsidiary during the six months ended June 30, 2018.
(*2)	The Bank acquired over 50% ownership of WB Finance Co., Ltd. during the six months ended June 30, 2018.

(2)

As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities that the Bank controls are as follows:

	June 30, 2018
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 23 structured entities	Korea	Asset securitization	—	June. 30, 2018
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	June. 30, 2018
Money Trust by Trust Business Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	June. 30, 2018
Structured entities established for investment in securities and others
G5 Pro Short-term Bond Investment Fund 13 and 3 structured entities	Korea	Investment securities	100.0	June. 30, 2018
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Investment securities	98.0	June. 30, 2018
AI Partners Water Supply Private Placement Investment Trust No.2	England	Investment securities	97.3	June. 30, 2018
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Investment securities	75.0	June. 30, 2018

	December 31, 2017
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 19 structured entities	Korea	Asset securitization	—	Dec. 31, 2017
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	Dec. 31, 2017
Money Trust by Trust Business Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2017
Structured entities established for investment in securities and others
G5 Pro Short-term Bond Investment Fund 13 and 3 structured entities	Korea	Investment securities	100.0	Dec. 31, 2017
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Investment securities	98.0	Dec. 31, 2017
Consus Sakhalin Real Estate Investment Trust 1	Korea	Investment securities	75.0	Dec. 31, 2017

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest as of June 30, 2018 and December 31, 2017:

	June 30, 2018
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Investment securities	57.1
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Investment securities	88.3
Hana Qualified Investor Private Real Estate Investment Trust No. 41-1 (*)	Korea	Investment securities	77.0
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Investment securities	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Investment securities	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund 1(*)	Korea	Investment securities	66.2
Hangang sewage treatment plant fund (*)	Korea	Investment securities	55.6
Consus KyungJu Green Private Placement Real Estate Fund 1 (*)	Korea	Investment securities	52.4

	December 31, 2017
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Investment securities	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Investment securities	88.9
Hana Qualified Investor Private Real Estate Investment Trust No. 41-1 (*)	Korea	Investment securities	77.0
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Investment securities	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Investment securities	69.0

(*)

The Bank owns the majority ownership interest in these structured entities, but has no power over the investees’ relevant activities. As a result, it is deemed that the Bank has no power or control over the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 million):

				June 30, 2018
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tire Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Mar. 31, 2018 (*6)
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight and staffing	4,704	4.9	May. 31, 2018 (*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	June. 30, 2018
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security Service	180,000	15.0	May. 31, 2018 (*6)
Chin Hung International Inc. (*5)	Korea	733	Construction	37,059,405	25.3	May. 31, 2018 (*6)
STX Corporation (*1)(*12)	Korea	478	Wholesale of non- specialized goods	3,772,400	19.7	Mar. 31, 2018 (*6)
Saman Corporation (*2)	Korea	7	General construction and technology service	12,542	9.2	Mar. 31, 2018 (*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*4)	Korea	4	Poultry processing and storage	17,460	49.4	—
Reading Doctors Co., Ltd. (*4)	Korea	1	Complex transportation brokerage	7,398	35.4	—
PREXCO Co., Ltd. (*4)	Korea	16	Other services	919,972	28.1	—
Hyunwoo International Co., Ltd. (*4)	Korea	12	Manufacturing	59,873	25.9	—
Jiwon Plating Co., Ltd. (*4)	Korea	7	Plating	28,705	20.5	—
Cultizm Korea LTD Co., Ltd. (*4)	Korea	0.14	Wholesale and retail sales	858	31.3	—
Gil Co., Ltd. (*4)	Korea	9	Manufacturing	44,662	26.1	—
NK Eng Co., Ltd. (*4)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology Private Equity Fund (*14)	Korea	1,167	Other financial services	26,922	23.1	June. 30, 2018
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*11)	Korea	681	Other financial services	13,620,000,000	20.0	June. 30, 2018
K BANK Co., Ltd. (*2)	Korea	3,500	Finance	9,078,462	13.0	May. 31, 2018 (*6)
Smart Private Equity Fund No. 2	Korea	150	Other financial services	3,000	20.0	June. 30, 2018
Woori Bank-Company K Korea Movie Asset Fund	Korea	120	Other financial services	3,000	25.0	June. 30, 2018
Well to Sea No. 3 Private Equity Fund(*13)	Korea	2,051	Finance	102,500,000,000	50.0	Mar. 31, 2018 (*6)
Youngdong Sea Food Co., Ltd. (*4)(*10)	Korea	3	Processed sea food manufacturing	12,106	24.0	—
Partner one value up 1 private equity fund (*8)	Korea	430	Other financial services	10,000,000,000	23.3	June. 30, 2018
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership(*8)	Korea	163	Other financial services	3,268,000,000	20.0	June. 30, 2018

				December 31, 2017
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tire Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Sep. 30, 2017(*6)
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight and staffing	4,704	4.9	Nov. 30, 2017(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec. 31, 2017
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security Service	180,000	15.0	Nov. 30, 2017(*6)
Chin Hung International Inc. (*5)	Korea	733	Construction	37,059,405	25.3	Nov. 30, 2017(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,142,782	29.0	Sep. 30, 2017(*6)
STX Engine Co., Ltd. (*9)	Korea	691	Manufacturing	8,082,650	29.2	—
STX Corporation (*1)(*12)	Korea	478	Wholesale of non- specialized goods	3,772,400	19.7	Sep. 30, 2017(*6)
Saman Corporation (*2)	Korea	7	General construction and technology service	12,542	9.2	Sep. 30, 2017(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*4)	Korea	4	Poultry processing and storage	17,460	49.4	—
Reading Doctors Co., Ltd. (*4)	Korea	1	Complex transportation brokerage	7,398	35.4	—
PREXCO Co., Ltd. (*4)	Korea	16	Other services	919,972	28.1	—
Hyunwoo International Co., Ltd. (*4)	Korea	12	Manufacturing	59,873	25.9	—
Jiwon Plating Co., Ltd. (*4)	Korea	7	Plating	28,705	20.5
Cultizm Korea LTD Co., Ltd. (*4)	Korea	0.14	Wholesale and retail sales	858	31.3	—
Gil Co., Ltd. (*4)	Korea	9	Manufacturing	44,662	26.1	—
NK Eng Co., Ltd. (*4)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology Private Equity Fund (*14)	Korea	1,249	Other financial services	28,833	23.1	Dec. 31, 2017
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*11)	Korea	342	Other financial services	6,840,000,000	20.0	Dec. 31, 2017
K BANK Co., Ltd. (*2)	Korea	3,500	Finance	9,078,462	13.0	Nov. 30, 2017(*6)
Smart Private Equity Fund No. 2	Korea	150	Other financial services	3,000	20.0	Dec. 31, 2017
Woori Bank-Company K Korea Movie Asset Fund	Korea	120	Other financial services	3,000	25.0	Dec. 31, 2017
Well to Sea No. 3 Private Equity Fund (*13)	Korea	2,051	Finance	102,500,000,000	50.0	Sep. 30, 2017(*6)

(*1)	The Bank has significant influence over the creditors’ council, which makes the financial and operating policy decisions.
(*2)	The Bank can participate in the decision-making body and exercise significant influence over the associates through business partnerships.
(*3)	Most of the significant business transactions are with the Bank as of June 30, 2018 and December 31, 2017.
(*4)	There is no investment amount as of June 30, 2018 and December 31, 2017.
(*5)

The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 6,310, previous year: KRW 4,425) and Chin Hung International Inc. (current period: KRW 1,935, previous year: KRW 1,915).

(*6)	The significant transactions and events at the end of reporting period of the associates and the Bank have been properly incorporated.
(*7)

The Bank did not have significant influence over the entity due to the fact that the entity was going through workout process, and thus the entity was excluded from the investment in associates for the six months ended June, 30, 2018.

(*8)	Due to capital contribution by the Bank for the six months ended June 30, 2018, the entities were included in the investment in associates.
(*9)	The entity was sold after it was transferred to assets held for sale and was excluded from the investment in associates.

(*10)

Even though the Bank’s ownership ratio of the entity was more than 20%, the Bank did not have significant influence over the entity because the entity was going through workout process under receivership and thus was excluded from the investment in associates. However, as the workout process was completed for the six months ended June 30, 2018, it has been included in the investment in associates.

(*11)	Due to paid capital increase of associates, the Bank’s capital stock and number of holding shares increased during the six months ended June 30, 2018.
(*12)

The shares of STX Corporation owned by the Bank were reclassified as assets held for sale, as the creditor financial institutions committee entered into a contract with AFC Korea Co., Ltd. during the previous year to sell STX Corporation shares.

(*13)

The Bank has entered into a contract whereas the Bank (or a third party designated by the Bank) obtains a preemptive right to acquire the base assets (Aju Capital Co. Ltd.) of Well to Sea No. 3 Private Equity Fund, an affiliate of the Bank, when the Fund disposes them.

(*14)	Due to paid capital reduction, the Bank’s capital stock and number of holding shares decreased for the six months ended June 30, 2018.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	464,812	21.4%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
CL Tech Co., Ltd.	13,759	38.6%
Force TEC Co., Ltd.	4,780,907	25.8%
Protronics Co., Ltd.	95,921	48.1%
Instern Co., Ltd.	14,296	20.1%
Poonglim Industrial Co., Ltd.	4,142,782	29.1%

	December 31, 2017
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	21.4%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
CL Tech Co., Ltd.	13,759	38.6%
Force TEC Co., Ltd.	4,780,907	25.8%
Protronics Co., Ltd.	95,921	48.1%
Instern Co., Ltd.	14,296	20.1%

(*)

Even though the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; thus, it is excluded from the investment in associates.

(5)

Changes in carrying value of investments in subsidiaries and associates are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL (K-IFRS 1109) for the six months ended June 30, 2018 and AFS securities (K-IFRS 1039) for the six months ended June 30, 2017, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the six months ended June 30, 2018
Investees	January 1, 2018	Acquisitions	Disposals and others(*)	June 30, 2018
Woori FIS Co., Ltd.	35,362	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.	43,227	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	3,364
Woori Card Co., Ltd.	1,274,260	—	—	1,274,260
Woori Investment Bank	143,814	—	—	143,814
Woori Credit Information Co., Ltd.	24,666	—	—	24,666
Woori America Bank	281,471	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	328,012	—	—	328,012
Woori Global Markets Asia Limited	113,858	—	—	113,858
Woori Bank China Limited	427,802	—	—	427,802
AO Woori Bank	51,780	—	—	51,780
Banco Woori Bank do Brasil S.A.	44,045	—	—	44,045
Korea BTL Infrastructure Fund	783,164	7,500	(11,983)	778,681
Woori Fund Service Co., Ltd.	10,000	—	—	10,000
Woori Finance Cambodia PLC.	15,850	—	—	15,850
Woori Finance Myanmar Co., Ltd.	13,649	—	—	13,649
Wealth Development Bank	24,355	—	—	24,355
Woori Bank Vietnam Limited	155,400	—	—	155,400
WB Finance Co., Ltd.	—	88,216	—	88,216
Kumho Tire Co., Inc.	98,932	—	—	98,932
Woori Service Networks Co., Ltd.	108	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	3,267
Chin Hung International Inc.	70,969	—	—	70,969
Poonglim Industrial Co., Ltd.	6	—	(6)	—
STX Corporation	7,809	—	(7,809)	—
Saman Corporation	1,255	—	—	1,255
Woori Growth Partnerships New Technology Private Equity Fund	28,833	—	(3,346)	25,487
2016KIF-IMM Woori Bank Technology Venture Fund	6,840	6,780	—	13,620
K BANK Co., Ltd.	45,392	—	—	45,392
Smart Private Equity Fund No. 2	3,000	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	3,000	—	—	3,000
Well to Sea No. 3 Private Equity Fund	101,992	—	(509)	101,483
Partner One Value Up 1 Private Equity Fund	—	10,000	—	10,000
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	3,268	—	3,268

	4,148,795	115,764	(23,653)	4,240,906

(*)

The amount replaced from investments in associates to assets held for sale is 7,809 million Won and the amount replaced from investments in associates to financial assets at FVTPL (K-IFRS 1109) is 6 million Won.

	For the six months ended June 30, 2017
Investees	January 1, 2017	Acquisitions (*1)	Disposals and others (*2)	Impairment	June 30, 2017
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	100,000	—	—	1,274,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	9,018	—	(9,018)	—	—
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	780,525	2,700	(36)	—	783,189
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	11,250	—	—	15,850
Woori Finance Myanmar	2,389	11,260	—	—	13,649
Wealth Development Bank	25,675	—	(1,320)	—	24,355
Woori Bank Vietnam Limited	155,400	—	—	—	155,400
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	5,418	—	—	—	5,418
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	67,467	41,053	—	(25,136)	83,384
Poonglim Industrial Co., Ltd.	4,256	—	—	(4,250)	6
STX Engine Co., Ltd.	44,615	—	—	—	44,615
SamHo Co., Ltd.	7,492	—	(7,492)	—	—
STX Corporation	7,424	8,546	—	(8,161)	7,809
Saman Corporation	8,521	—	—	—	8,521
Woori Growth Partnerships New Technology Private Equity Fund	13,602	5,745	(498)	—	18,849
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	3,240	—	—	5,040
K BANK Co. Ltd.	32,500	—	—	—	32,500
Smart Private Equity Fund No.2	—	3,000	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	—	1,500	—	—	1,500

	3,779,169	188,294	(18,364)	(37,547)	3,911,552

(*1)	Changes in investments in associates due to debt-equity swaps are 49,599 million Won.
(*2)	The amount replaced from investments in associates to assets held for sale is 7,492 million Won.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Acquisition cost	390,829	378,004
Accumulated depreciation	(30,754)	(27,769)

Net carrying value	360,075	350,235

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Beginning balance	350,235	348,393
Acquisition	5,336	795
Depreciation	(1,857)	(1,789)
Transfers	6,333	(2,708)
Foreign currencies translation adjustments	28	(41)

Ending balance	360,075	344,650

(3)	Rental fee earned from investment properties is amounting to 7,044 million Won and 7,084 million Won for the six months ended June 30, 2018 and 2017, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,467,173	844,456	579,193	394,875	3,978	3,289,675
Accumulated depreciation	—	(189,720)	(401,018)	(347,902)	—	(938,640)

Net carrying value	1,467,173	654,736	178,175	46,973	3,978	2,351,035

	December 31, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,472,170	848,668	498,298	385,398	64,241	3,268,775
Accumulated depreciation	—	(178,845)	(379,232)	(336,108)	—	(894,185)

Net carrying value	1,472,170	669,823	119,066	49,290	64,241	2,374,590

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,472,170	669,823	119,066	49,290	64,241	2,374,590
Acquisitions	463	4,308	19,450	6,200	3,081	33,502
Disposals	—	—	(12)	(89)	—	(101)
Depreciation	—	(12,505)	(23,661)	(15,524)	—	(51,690)
Classified to assets held for sale	(3,573)	(2,477)	—	—	—	(6,050)
Transfer	(1,910)	(4,423)	63,283	—	(63,283)	(6,333)
Foreign currencies translation adjustments	23	16	33	90	(61)	101
Others	—	(6)	16	7,006	—	7,016

Ending balance	1,467,173	654,736	178,175	46,973	3,978	2,351,035

	For the six months ended June 30, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,472,720	679,766	121,573	54,558	13,663	2,342,280
Acquisitions	—	3,198	17,136	4,652	24,330	49,316
Disposals	(606)	(205)	(30)	(409)	—	(1,250)
Depreciation	—	(12,494)	(21,454)	(16,196)	—	(50,144)
Classified to assets held for sale	(1,743)	(441)	—	—	—	(2,184)
Transfer	2,466	403	68	—	(229)	2,708
Foreign currencies translation adjustments	(33)	(31)	73	(151)	(10)	(152)
Others	—	(6)	(610)	4,788	—	4,172

Ending balance	1,472,804	670,190	116,756	47,242	37,754	2,344,746

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	1,066	283,526	657,167	11,651	8,978	962,388
Accumulated amortization	(547)	(39,115)	(521,225)	—	—	(560,887)
Accumulated impairment losses	—	—	—	(1,493)	—	(1,493)

Net carrying value	519	244,411	135,942	10,158	8,978	400,008

	December 31, 2017
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	951	81,224	575,148	11,870	153,209	822,402
Accumulated amortization	(471)	(26,827)	(489,433)	—	—	(516,731)
Accumulated impairment losses	—	—	—	(2,346)	—	(2,346)

Net carrying value	480	54,397	85,715	9,524	153,209	303,325

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	480	54,397	85,715	9,524	153,209	303,325
Acquisitions	116	20,484	35,238	1,000	84,318	141,156
Disposal	—	—	—	(721)	—	(721)
Amortization (*)	(77)	(12,273)	(31,752)	—	—	(44,102)
Reversal of impairment loss	—	—	—	339	—	339
Transfer	—	181,803	46,746	—	(228,549)	—
Foreign currencies translation adjustments	—	—	4	16	—	20
Others	—	—	(9)	—	—	(9)

Ending balance	519	244,411	135,942	10,158	8,978	400,008

(*)	Amortization of other intangible assets amounting to 25,179 million Won is included in other operating expenses.

	June 30, 2017
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	258	41,027	131,514	9,618	59,813	242,230
Acquisitions	35	8,589	8,036	219	55,696	72,575
Disposal	—	—	—	(316)	—	(316)
Amortization (*)	(47)	(4,483)	(28,064)	—	—	(32,594)
Impairment loss	—	—	—	(12)	—	(12)
Transfer	—	—	36	—	(36)	—
Foreign currencies translation adjustments	—	—	178	(18)	—	160
Others	—	(56)	(6,145)	—	—	(6,201)

Ending balance	246	45,077	105,555	9,491	115,473	275,842

(*)	Amortization of other intangible assets amounting to 24,443 million Won is included in other operating expenses.

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Investments in subsidiaries and associates	7,809	44,615
Premises and equipment	7,616	1,568

Total	15,425	46,183

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2018
		Collateral given to	Amount	Reason for collateral
Loans at amortized cost and other financial assets	Due from banks in local currency	Samsung Securities Co., Ltd. and others	19,698	Margin deposit for futures or options
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	135,515	Foreign margin deposit for futures or options and others
Financial assets at FVTPL	Korean financial institutions’ debt securities and others	Kyobo Life Insurance Co., Ltd. and others	72,915	CSA collaterals and others
Financial assets at FVTOCI	Korean treasury and corporate bonds	Korea Securities Depository	10,002	Related to bonds sold under repurchase agreements (*)
	Korean treasury, government bonds and others	The BOK and others	1,605,348	Settlement risk and others
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,444	Related to bonds sold under repurchase agreements (*)
	Korean treasury government bonds and others	The BOK and others	4,877,474	Settlement risk and others

		Total	6,726,396

(*)

The Bank has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

		December 31, 2017
		Collateral given to	Amount	Reason for collateral
Loans and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	10,809	Margin deposit for futures or options
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	9,135	Foreign margin deposit for futures or options and others
Financial assets at FVTPL	Korean financial institutions’ debt securities and others	Yuanta Securities Co., Ltd. and others	501,523	Substitute securities and others
AFS financial assets	Korean treasury and corporate bonds	Korea Securities Depository	9,998	Related to bonds sold under repurchase agreements (*)
	Korean treasury, government bonds and others	The BOK and others	1,540,985	Settlement risk and others
HTM financial assets	Korean treasury and government bonds	Korea Securities Depository	5,436	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	The BOK and others	7,601,016	Settlement risk and others

		Total	9,678,902

(*)

The Bank has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

(2)	The Bank does not have assets acquired through foreclosure as of June 30, 2018 and December 31, 2017.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean treasury, corporate bonds and others	50,139	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

Total		50,139	170,256

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions related to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of June 30, 2018 and December 31, 2017, are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,206,817	—

	December 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	17,538,936	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Prepaid expenses	142,652	113,835
Advance payments	430	839
Others	3,533	3,215

Total	146,615	117,889

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	2,399,821	—
Financial liabilities held for trading	—	3,165,182
Financial liabilities at fair value through profit or loss designated as upon initial recognition	176,097	—
Financial liabilities designated as at FVTPL	—	251,796

Total	2,575,918	3,416,978

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value (Financial liabilities held for trading) are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Deposits
Gold banking liabilities	24,485	25,964
Derivative liabilities	2,375,336	3,139,218

Total	2,399,821	3,165,182

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Equity-linked securities index
Equity-linked securities index in short position	176,097	160,057
Debentures
Debentures in local currency	—	91,739

Total	176,097	251,796

Financial liabilities at fair value through profit or loss designated are designated as such in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)

Credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Financial liabilities at fair value through profit or loss designated as upon initial recognition	176,097	—
Financial liabilities designated as at FVTPL	—	616,177
Changes in fair value for credit risk adjustments	(179)	(261)
Accumulated changes in credit risk adjustments	(39)	89

The adjustment to reflect Bank’s credit risk is considered in measuring the fair value of derivatives. The Bank’s credit risk is determined by adjusting credit spread observed in credit rating of bank.

(5)

The difference between financial liabilities at fair value through profit or loss designated as upon initial recognition’s (Financial liabilities designated as at FVTPL) carrying amount and nominal amount at maturity is as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31,2017
Carrying amount	176,097	251,796
Nominal amount at maturity	212,259	255,408

Difference	(36,162)	(3,612)

(6)	Changes in equity in relation to financial liabilities at fair value through profit or loss designated as upon initial recognition

1)	Realized cumulative gain or loss designated in other comprehensive income due to derecognition of financial liabilities designated at FVTPL is nil for the six months ended June 30, 2018.

2)	Cumulative gains on financial liabilities designated at FVTPL replaced to retained earnings from other comprehensive income are as follows (Unit: Korean Won in millions):

For the six months ended June 30, 2018
Equity-linked securities index:	(8)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Deposits in local currency:
Deposits on demand	9,346,065	9,354,122
Deposits at termination	198,899,679	194,426,228
Mutual installment	32,292	34,055
Certificate of deposits	4,514,675	4,341,643

Subtotal	212,792,711	208,156,048

Deposits in foreign currency:

Deposits in foreign currencies	13,975,251	16,263,301

Present value discount	(41,152)	(35,193)

Total	226,726,810	224,384,156

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,420,990
Borrowing from government funds	Small Enterprise and Market Service and others	0.0 ~ 2.5	1,782,603
Others	The Korea Development Bank and others	0.0 ~ 3.2	3,412,558

Subtotal			6,616,151

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 3.7	6,745,519
Offshore borrowings in foreign currencies	JPMORGAN CHASE BANK	2.8	33,651

Subtotal			6,779,170

Bills sold	Others	0.0 ~ 1.2	23,874
Call money	Banks and others	0.0 ~ 6.3	572,473
Bonds sold under repurchase agreements	Other financial institutions	0.7 ~ 12.7	2,468
Present value discount			(27)

Total			13,994,109

	December 31, 2017
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5–0.8	1,404,087
Borrowing from government funds	Small Enterprise and Market Service and others	0.0–2.9	1,723,340
Others	The Korea Development Bank and others	0.0–3.2	3,106,303

Subtotal			6,233,730

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0–3.1	6,884,235
Offshore borrowings in foreign currencies	Commonwealth Bank	1.8	28,285

Subtotal			6,912,520

Bills sold	Others	0.0–1.2	36,953
Call money	Banks and others	1.5–2.7	476,773
Bonds sold under repurchase agreements	Other financial institutions	0.6–12.7	3,173
Present value discount			(165)

Total			13,662,984

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2018		December 31, 2017
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	1.6 ~ 4.5	15,129,480	1.5–5.8	16,965,338
Subordinated bonds	3.0 ~ 5.9	4,991,052	3.4–5.9	4,765,501

Subtotal		20,120,532		21,730,839

Discount on bonds		(29,158)		(23,373)

Total		20,091,374		21,707,466

(*)	Included debentures under fair value hedge relationships are 3,150,145 million Won and 3,089,751 million Won as of June 30, 2018 and December 31, 2017, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Asset retirement obligation	61,775	56,243
Provisions for guarantees (*1)	109,601	185,557
Provisions for unused commitments	51,508	36,031
Provisions for customer reward credits	43,682	37,256
Other provisions (*2)	59,133	52,940

Total	325,699	368,027

(*1)	Provisions for guarantees include provision for financial guarantee of 58,221 million Won and 74,277 million Won as of June 30, 2018 and December 31, 2017, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provisions for guarantees and loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the six months ended June 30, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*)	49,384	18,102	127,511	194,997
Replaced by 12-month expected credit loss	68	(68)	—	—
Replaced with expected credit loss for the entire period	(954)	58,894	(57,940)	—
Replaced with credit-impaired financial assets	(21)	(20)	41	—
Provisions used	(8,506)	—	—	(8,506)
Net reversal of unused amount	(4,142)	(46,341)	(35,773)	(86,256)
Others	9,366	—	—	9,366

Ending balance	45,195	30,567	33,839	109,601

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

For the six months ended June 30, 2017
Beginning balance	240,023
Provisions used	(12,337)
Reversal of provisions unused	(45,218)
Others	7,920

Ending balance	190,388

2)	Provisions for unused commitments

	For the six months ended June 30, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*)	42,106	13,100	167	55,373
Replaced by 12-month expected credit loss	1,602	(1,602)	—	—
Replaced with expected credit loss for the entire period	(1,094)	1,094	—	—
Replaced with credit-impaired financial assets	(44)	(28)	72	—
Net reversal of unused amount	(3,636)	(23)	(239)	(3,898)
Others	33	—	—	33

Ending balance	38,967	12,541	—	51,508

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

For the six months ended June 30, 2017
Beginning balance	53,919
Provisions used	(41)
Reversal of provisions unused	(2,588)

Ending balance	51,290

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Beginning balance	56,243	52,838
Provisions provided	1,027	619
Reversal of provisions unused	(989)	(715)
Provisions used	(295)	(416)
Amortization	258	196
Increase in restoration costs and others	5,531	3,795

Ending balance	61,775	56,317

The amount of the asset retirement obligation is the present value of the best estimate of future expected recovery cost arising from leased premises as of June 30, 2018, discounted by appropriate discount rate. The expenditure of the recovery cost is expected to occur by the end of each premise’s lease period, and the Bank has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Bank used average amount of actual recovery cost for the past 3 years and the average inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	37,256	52,940	90,196
Provisions provided	1,930	2,185	4,115
Provisions used	(38,408)	(346)	(38,754)
Transfer (*)	29,236	—	29,236
Others	13,668	4,354	18,022

Ending balance	43,682	59,133	102,815

(*)	As the credits of the affiliates were transferred to the Bank, the allowance for the provisions for customer reward credits increased for the six months ended June 30, 2018.

	For the six months ended June 30, 2017
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	18,170	15,523	33,693
Provisions provided	3,551	2,247	5,798
Provisions used	(27,744)	(5,295)	(33,039)
Transfer (*)	28,876	—	28,876
Others	5,667	—	5,667

Ending balance	28,520	12,475	40,995

(*)	As the credits of the affiliates were transferred to the Bank, the allowance for the provisions for customer reward credits increased for the six months ended June 30, 2017.

24.	NET DEFINED BENEFIT LIABILITIES

Characteristics of the Bank’s defined benefit plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and salary at the time of termination. The assets of the plans are measured at fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue-chip corporate bonds’ earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue- chip bonds

A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns, but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Defined benefit obligation	1,087,291	990,007
Fair value of plan assets	(1,015,659)	(975,723)

Net defined benefit liabilities	71,632	14,284

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Beginning balance	990,007	919,707
Current service cost	64,961	67,508
Interest cost	15,302	12,758
Remeasurements	71,652	4,121
Foreign currencies translation adjustments	27	(42)
Retirement benefit paid	(54,658)	(28,819)
Curtailment or settlement	—	(10,076)

Ending balance	1,087,291	965,157

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Beginning balance	975,723	990,645
Interest income	16,081	14,718
Remeasurements	(8,824)	(7,685)
Employer’s contributions	87,000	15,000
Retirement benefit paid	(54,321)	(27,657)
Curtailment or settlement	—	(10,395)

Ending balance	1,015,659	974,626

(4)

Plan assets wholly consist of time deposits as of June 30, 2018 and December 31, 2017. Among plan assets, realized returns on plan assets amount to 7,257 million Won and 7,033 million Won for the six months ended June 30, 2018 and 2017, respectively.

Meanwhile, the contribution expected to be paid in the current accounting year amounts to 125,818 million Won.

(5)

Current service cost, net interest income, loss (gain) on the curtailment or settlement and re-measurements recognized in the separate statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Current service cost	64,961	67,508
Net interest income	(779)	(1,960)
Loss (gain) on the curtailment or settlement	—	320

Cost recognized in net income	64,182	65,868

Remeasurements (*)	80,476	11,806

Cost recognized in total comprehensive income	144,658	77,674

(*)	This is an amount before considering the tax effects.

Retirement benefit service costs related to defined contribution plans amount to 991 million Won and 1,868 million Won for the six months ended June 30, 2018 and 2017, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	June 30, 2018	December 31, 2017
Discount rate	3.25%	3.18%
Future wage growth rate	6.18%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 12.94 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017
Discount rate	Increase by 1% point	(101,515)	(91,364)
	Decrease by 1% point	118,005	106,296
Future wage growth rate	Increase by 1% point	117,600	105,849
	Decrease by 1% point	(103,047)	(92,682)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Other financial liabilities:
Accounts payable	8,064,426	4,079,676
Accrued expenses	1,626,667	1,874,837
Borrowing from trust accounts	4,138,102	3,363,579
Agency business revenue	258,497	344,591
Foreign exchanges payable	593,232	576,525
Domestic exchanges payable	4,224,899	1,304,416
Other miscellaneous financial liabilities	1,319,935	1,486,567
Present value discount	(883)	(770)

Subtotal	20,224,875	13,029,421

Other liabilities:
Unearned income	52,279	55,019
Other miscellaneous liabilities	90,864	80,667

Subtotal	143,143	135,686

Total	20,368,018	13,165,107

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2018
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	272,778	—	—	—	—
Swaps	144,282,983	12,395	222,674	34,540	234,920
Purchase options	660,000	—	10,897	—	—
Written options	785,000	—	—	—	11,731
Currency:
Futures	304,721	—	—	—	—
Forwards	79,426,222	—	1,189,618	—	1,160,008
Swaps	55,665,631	—	799,265	—	750,377
Purchase options	2,635,551	—	36,079	—	—
Written options	4,651,496	—	—	—	49,352
Equity:
Futures	122,341	—	—	—	—
Swaps	435,790	—	3,021	—	4,542
Purchase options	4,272,150	—	115,210	—	—
Written options	5,661,146	—	—	—	163,966
Others:
Futures	965	—	—	—	—
Forwards	5,618	—	—	—	—
Swaps	8,081	—	463	—	440

Total	299,190,473	12,395	2,377,227	34,540	2,375,336

	December 31, 2017
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	75,845	—	—	—	—
Swaps	130,861,378	59,272	224,660	12,103	257,905
Purchase options	630,000	—	12,346	—	—
Written options	795,000	—	—	—	12,869
Currency:
Futures	290,457	—	—	—	—
Forwards	71,333,635	—	1,301,850	—	1,360,945
Swaps	47,445,136	—	1,347,815	—	1,347,905
Purchase options	2,291,154	—	64,267	—	—
Written options	4,038,237	—	—	—	58,687
Equity:
Futures	91,436	—	—	—	—
Purchase options	5,060,706	—	146,775	—	—
Written options	4,504,290	—	—	—	99,770
Others:
Futures	—	—	—	—	—
Swaps	7,805	—	1,056	—	1,037
Purchase options	—	—	—	—	—
Written options	5,000	—	—	—	100

Total	267,430,079	59,272	3,098,769	12,103	3,139,218

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as a separate line item in the separate statements of financial position.

(2)	Overview of the Bank’s hedge accounting

As of the June 30, 2018, the Bank has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,150,145 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Bank entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedged item.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Bank expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period.

The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Bank receives interest at a fixed interest rate and pays interest at a variable interest rate.

(3)	The nominal amounts of the hedging instrument as of June 30, 2018 are as follows (Unit: USD):

	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedging derivatives
Interest rate risk
Interest rate swap(USD)	500,000,000	1,350,000,000	1,000,000,000	2,850,000,000

(4)	The average interest rate and average interest rate of the hedging instrument as of June 30, 2018 is as follows :

Average interest rate
Fair value hedge
Interest rate risk
Interest rate swap(USD)	Fixed 3.98% receipt and 3.96% floating paid

(5)	The amounts related to items designated as hedging instruments as of June 30, 2018 are as follows (Unit: Korean Won in millions and USD):

	Nominal amounts of the hedging	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is	Changing in fair value used for calculating hedge
	instrument	Assets	Liabilities	located	ineffectiveness
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,850,000,000	12,395	34,540	Derivative assets Derivative liabilities	(62,246)

(6)	Details of carrying amount to hedged and amount adjusted due to hedge accounting as of June 30, 2018 are as follows (Unit: Korean Won in millions):

	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk Debentures	—	3,150,145	—	60,732	Debentures	66,455

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges for the six months ended June 30, 2018 are as follows (Unit: Korean Won in millions):

		Hedge ineffectiveness recognized in profit	Line item in the profit that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,209	Other net operating income

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Beginning balance	7,416	13,422
New transactions	20,820	500
Amounts recognized in losses	(3,000)	(3,613)

Ending balance	25,236	10,309

The Bank has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable or available in the market. Those financial instruments are recorded at the fair value produced by the valuation techniques at the time of acquisition despite the differences between the transaction price and the fair value. The table above presents the difference yet to be realized as profits or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of shares authorized and others are as follows:

	June 30, 2018	December 31, 2017
Shares of common stock authorized	5,000,000,000 shares	5,000,000,000 shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	676,000,000 shares	676,000,000 shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There are no changes in the number of shares issued and outstanding for the six months ended June 30, 2018 and 2017.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	June 30, 2018	December 31, 2017
Securities in local currency	June 20, 2008	June 20, 2038	7.7	—	255,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
Issuance cost				(12,544)	(12,912)

Total				2,763,256	3,017,888

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without change of terms. Further, if a resolution is passed not to pay dividends on common stock, interest payments on the hybrid securities may not occur.

30.	OTHER EQUITY

1)	Details of other equity are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Accumulated other comprehensive loss:
Net gain on valuation of financial assets at FVTOCI	(80,165)	—
Gain on valuation of AFS financial assets	—	271,559
Net gain on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk	28	—
Loss on foreign currency translation of foreign operations	(16,598)	(26,693)
Remeasurement loss related to defined benefit plan	(196,222)	(137,877)

Subtotal	(292,957)	106,989

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(368)	(208,158)

Total	(327,438)	(135,282)

(2)	Changes in the accumulated other comprehensive loss are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Beginning balance (*1)	Increase (decrease) (*2)	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) on valuation of financial assets at FVTOCI	(121,818)	58,145	(693)	(15,799)	(80,165)
Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk	(96)	171	—	(47)	28
Gain (loss) on foreign currency translation of foreign operations	(26,693)	13,924	—	(3,829)	(16,598)
Remeasurement gain (loss) related to defined benefit plan	(137,877)	(80,476)	—	22,131	(196,222)

Total	(286,484)	(8,236)	(693)	2,456	(292,957)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Net gain or loss on valuation of financial assets at FVTOCI included the 1,500 million Won transfer to retained earnings due to disposal of equity securities.

	For the six months ended June 30, 2017
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	319,698	47,218	(68,614)	5,178	303,480
Gain (loss) on foreign currencies translation of foreign operations	7,400	(19,146)	—	4,633	(7,113)
Remeasurement gain (loss) related to defined benefit plan	(154,443)	(11,806)	—	2,857	(163,392)

Total	172,655	16,266	(68,614)	12,668	132,975

(*)

For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represents disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017
Legal reserve	Earned surplus reserve	1,857,754	1,729,754
	Other legal reserve	46,384	45,668

	Subtotal	1,904,138	1,775,422

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,759,804	7,418,806
	Regulatory reserve for credit loss	2,091,721	2,017,342
	Revaluation reserve	715,860	751,964
	Other voluntary reserve	—	11,700

	Subtotal	10,810,785	10,443,212

Conversion of loss on disposal of equity securities at FVTOCI to retained earnings		(424)	—
Derecognition of the credit risk on financial liabilities designated at FVTPL		5	—
Retained earnings before appropriation		1,376,518	1,041,925

	Total	14,091,022	13,260,559

i.	Earned surplus reserve

In accordance with the Banking Act, earned surplus reserve is appropriated as at least one-tenth of the earnings after tax on every dividend declaration, not exceeding the paid-in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10% of net income after accumulated deficit for financial structure improvement until tangible common equity ratio equals 5.5%, but this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Bank since 2015.

v.	Additional reserve

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018 (*)	2017
Beginning balance	13,507,023	12,488,155
Net income	1,204,815	1,004,426
Dividends on common stock	(336,636)	(269,308)
Loss on disposal of equity securities at FVTOCI	(424)	—
Derecognition of the credit risk on financial liabilities designated at FVTPL	5	—
Capital adjustments due to appropriation of retained earnings	(208,158)	—
Dividends on hybrid securities	(75,603)	(90,823)

Ending balance	14,091,022	13,132,450

(*)	The beginning balance as of 2018 was restated in accordance with K-IFRS 1109.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with paragraphs 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Beginning balance	2,091,721	2,017,342
Planned provision (reversal) of regulatory reserve for credit loss	(178,873)	74,379

Ending balance	1,912,848	2,091,721

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income	658,828	1,204,815	402,523	1,004,426
Provision (reversal) of regulatory reserve for credit loss (*)	(19,569)	15,404	(12,310)	(10,806)
Adjusted net income after the provision (reversal) of regulatory reserve	678,397	1,189,411	414,833	1,015,232
Adjusted EPS after the provision (reversal) of regulatory reserve (Unit: Korean Won)	952	1,654	555	1,374

(*)

The amount of reserve for credit loss for the six months ended June 30, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of K-IFRS 1109. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

33.	DIVIDENDS

At the shareholders’ meeting on March 23, 2018, dividend payment for the year ended December 31, 2017 amounting to 336,636 million Won (500 Won per share) was approved and paid for the six months ended June 30, 2018.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL (K-IFRS 1109)	2,055	5,251	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	4,415	8,878
Financial assets at FVTOCI	56,172	108,016	—	—
AFS financial assets	—	—	52,423	105,267
Securities at amortized cost	86,521	166,721	—	—
HTM financial assets	—	—	73,683	147,063
Financial assets at amortized cost:
Interest on due from banks	24,378	53,772	—	—
Interest on loans	1,865,620	3,660,448	—	—
Interest of other receivables	5,393	10,715	—	—

Subtotal	1,895,391	3,724,935	—	—

Loans and receivables:
Interest on due from banks	—	—	16,646	34,066
Interest on loans	—	—	1,659,994	3,294,164
Interest of other receivables	—	—	5,618	11,345

Subtotal	—	—	1,682,258	3,339,575

Total	2,040,139	4,004,923	1,812,779	3,600,783

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest on deposits due to customers	653,678	1,263,379	544,347	1,089,347
Interest on borrowings	60,105	112,261	51,522	103,866
Interest on debentures	135,412	270,967	120,410	238,640
Other interest expense	22,207	43,027	18,326	37,272

Total	871,402	1,689,634	734,605	1,469,125

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions received (*)	187,844	387,184	182,706	378,161
Fees and commissions received for provision of guarantee	17,268	34,287	17,309	33,550
Fees and commissions received on project financing	10,518	16,895	4,614	6,334
Fees and commissions received on securities	21,408	46,530	19,462	39,686
Other fees and commissions received	53,358	111,372	33,515	71,446

Total	290,396	596,268	257,606	529,177

(*)

Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions paid	35,882	70,087	36,362	63,213
Others	113	120	61	114

Total	35,995	70,207	36,423	63,327

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL (K-IFRS 1109)	12,132	31,250	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	1	144
Financial assets at FVTOCI	1,899	9,245	—	—
AFS financial assets	—	—	31,228	61,592

Total	14,031	40,495	31,229	61,736

(2)	Details of dividends related to financial assets at FVTOCI for the six months ended June 30, 2018 are as follows (Unit: Korean Won in millions):

June 30, 2018
Dividend income recognized from assets held
Equity securities	8,971
Dividend income recognized in assets derecognized	274

Total	9,245

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENT AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE (K-IFRS 1109 AND 1039)

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL (K-IFRS 1109 and 1039) are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on financial instrument at fair value through profit or loss mandatorily measured at fair value	58,602	104,945	—	—
Gains (losses) on financial assets held for trading	—	—	38,516	(51,387)
Gains(losses) on financial instrument at fair value through profit or loss designated as upon initial recognition	(2,423)	2,877	—	—
Losses on financial instrument at fair value through profit or loss designated as upon initial recognition	—	—	(24,086)	(86,206)

Total	56,179	107,822	14,430	(137,593)

(2)

Details of net gain or loss on financial instrument at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

			2018		2017
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	32,161	71,266	495	3,220
		Gain on disposals	11,731	12,631	1,392	5,916
		Loss on valuation	(10,149)	(16,534)	(191)	(314)
		Loss on disposals	(1,825)	(2,234)	(45)	(247)

		Subtotal	31,918	65,129	1,651	8,575

	Loans	Gain on valuation	373	3,191	—	—
		Loss on valuation	(107)	(127)	—	—

		Subtotal	266	3,064	—	—

	Other financial assets	Gain on valuation	228	1,969	1,495	3,071
		Gain on disposals	143	405	763	882
		Loss on valuation	(320)	(2,193)	(1,920)	(3,539)
		Loss on disposals	(11)	(83)	(211)	(234)

		Subtotal	40	98	127	180

Total financial assets held for trading			32,224	68,291	1,778	8,755

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	234,143	604,983	202,402	434,227
		Loss on transactions and valuation	(246,716)	(594,375)	(198,456)	(422,879)

		Subtotal	(12,573)	10,608	3,946	11,348

	Currency derivatives	Gain on transactions and valuation	2,525,598	3,499,386	(100,624)	3,741,132
		Loss on transactions and valuation	(2,493,436)	(3,479,005)	112,300	(3,903,950)

		Subtotal	32,162	20,381	11,676	(162,818)

	Equity derivatives	Gain on transactions and valuation	114,581	248,051	92,275	302,900
		Loss on transactions and valuation	(107,805)	(242,400)	(71,192)	(211,551)

		Subtotal	6,776	5,651	21,083	91,349

	Other derivatives	Gain on transactions and valuation	1,244	1,743	867	2,196
		Loss on transactions and valuation	(1,231)	(1,729)	(834)	(2,217)

		Subtotal	13	14	33	(21)

Total derivatives (for trading)			26,378	36,654	36,738	(60,142)

	Total		58,602	104,945	38,516	(51,387)

(3)	Details of net gain or loss on financial instrument at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain (loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(1,203)	(1,534)	(3,686)	(15,877)
Gain(loss) on valuation of equity-linked securities	(2,164)	2,814	(20,667)	(69,714)

Subtotal	(3,367)	1,280	(24,353)	(85,591)

Gain(loss) on other financial instruments:
Gain(loss) on valuation of other financial instruments	944	1,597	267	(615)

Total	(2,423)	2,877	(24,086)	(86,206)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

Details of net gain or loss on financial assets at FVTOCI and AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on disposal of securities	723	723	83,874	102,860
Impairment loss on securities	—	—	(6,853)	(12,622)

Total	723	723	77,021	90,238

39.	IMPAIRMENT REVERSE(LOSSES) DUE TO CREDIT LOSS

Impairment reverse (losses) due to credit loss are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Reversal of credit loss on financial assets at financial assets at FVTOCI	(641)	(457)	—	—
Reversal of credit loss on securities at amortized cost losses	(202)	(192)	—	—
Provision for credit loss on loan and other financial assets at amortized cost	151,057	73,903	—	—
Impairment losses due to credit loss	—	—	(153,089)	(227,710)
Reversal of provision on guarantee	76,329	86,256	16,381	45,218
Reversal of provision on (provision for) loan commitment	(936)	3,898	(9,042)	2,588

Total	225,607	163,408	(145,750)	(179,904)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			2018		2017
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Salaries	Short-term employee benefits	Salaries	288,577	530,219	276,845	555,349
		Employee benefits	96,153	188,500	103,500	191,861
	Retirement benefit service costs		32,711	65,173	33,981	67,736
	Termination		17,769	17,769	4,411	4,411

	Sub-total		435,210	801,661	418,737	819,357

Depreciation and amortization			38,289	70,613	27,203	58,296
Other general and administrative expenses	Rent		63,549	127,352	61,391	126,971
	Taxes and public dues		31,210	54,076	28,674	51,924
	Service charges		47,423	94,520	42,012	84,955
	Computer and IT related		62,731	120,597	57,152	109,587
	Telephone and communication		8,643	17,337	8,120	15,795
	Operating promotion		7,824	16,719	8,565	17,924
	Advertising		10,946	16,765	20,892	26,575
	Printing		1,650	3,405	1,851	3,666
	Traveling		1,976	4,447	2,083	4,323
	Supplies		1,326	2,445	1,112	2,371
	Insurance premium		641	1,366	710	1,573
	Reimbursement		4,476	4,898	4,187	8,205
	Maintenance		3,195	6,824	2,825	5,754
	Water, light and heating		2,330	6,222	2,398	6,161
	Vehicle maintenance		1,861	3,579	2,057	3,941
	Others		1,835	3,033	1,854	3,134

	Subtotal		251,616	483,585	245,883	472,859

Total			725,115	1,355,859	691,823	1,350,512

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on transactions of foreign exchange	233,797	767,041	535,587	1,543,840
Gain on disposals of loans and receivables (*1)	—	—	14,861	198,000
Gain related to derivatives	—	—	11,290	11,354
Gain on fair value hedging derivatives	18,861	66,555	(7,094)	11,860
Others (*2)	(1)	989	(1,424)	57,644

Total	252,657	834,585	553,220	1,822,698

(*1)

Gain on disposal of loan and receivables occurred for the six month ended June 30, 2018 was presented into a separate account for gain related to financial assets at amortized cost in accordance with the adoption of K-IFRS 1109.

(*2)

Other income includes such income, amounting to 28,800 million Won for the six months ended June 30, 2017 that the Bank recognized for it to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Losses on transactions of foreign exchange	159,377	615,489	447,140	1,250,667
KDIC deposit insurance premium	78,691	154,997	76,258	148,374
Contribution to miscellaneous funds	73,219	145,534	71,311	143,050
Losses (gains) related to derivatives	15,595	62,336	(9,391)	11,811
Losses on fair value hedged items	—	—	15,820	15,846
Others (*)	27,861	45,982	21,072	36,083

Total	354,743	1,024,338	622,210	1,605,831

(*)

For the six months ended June 30, 2018 and 2017, ‘other expense’ includes losses amounting to 1,412 million Won and 3,325 million Won, respectively, which are related to the Bank’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, ‘Other expense’ for the six months ended June 30, 2018 and 2017, includes 25,179 million Won and 24,443 million Won of intangible asset amortization expense, respectively.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Impairment loss	—	—	(18,563)	(37,547)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Other non-operating income	32,622	61,339	37,044	70,414
Other non-operating expenses	(19,165)	(36,235)	(14,880)	(33,743)

Total	13,457	25,104	22,164	36,671

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Rental fee income	3,698	7,336	3,595	7,305
Dividends from investments in subsidiaries and associates	11,066	23,704	10,308	18,264
Gains on disposal of investments in subsidiaries and associates	—	—	1,916	8,227
Gains on disposal of premises and equipment, intangible assets and investment properties	12,835	13,866	1,459	1,609
Reversal of impairment loss of premises and equipment, intangible assets and investment properties	—	341	—	32
Others	5,023	16,092	19,766	34,977

Total	32,622	61,339	37,044	70,414

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Depreciation of investment properties	927	1,857	893	1,788
Interest expenses of rent leasehold deposits	150	292	104	221
Loss on disposals of premises and equipment, intangible assets and other assets	96	102	180	437
Impairment loss on premises and equipment, intangible assets and other assets	2	2	40	44
Donation	7,540	20,812	8,411	12,585
Others	10,450	13,170	5,252	18,668

Total	19,165	36,235	14,880	33,743

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Current tax expense:
Current tax expense in respect of the current period	196,844	259,170
Adjustments recognized in the current period in relation to the tax expense of prior periods	(1,210)	(4,218)

Subtotal	195,634	254,952

Deferred tax expense:
Deferred tax assets (liabilities) relating to the origination and reversal of temporary differences	188,716	25,418
Deferred tax charged directly to equity	2,456	12,668
Others(tax effect charged directly to equity due to the adoption of K-IFRS 1109)	56,522	—

Subtotal	247,694	38,086

Income tax expense	443,328	293,038

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Net income before income tax expense	1,648,143	1,297,464
Tax calculated at statutory tax rate (*)	452,777	313,524
Adjustments:
Effect of income that is exempt from taxation	(22,705)	(25,037)
Effect of expenses that are not deductible in determining taxable profit	5,372	5,463
Adjustments recognized in the current period in relation to the current tax of prior periods	(1,210)	(4,218)
Others	9,094	3,306

Subtotal	(9,449)	(20,486)

Income tax expense	443,328	293,038

Effective tax rate	26.9%	22.6%

(*)

The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Details of accumulated deferred tax charged directly in equity are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Net gain on valuation of financial assets at FVTOCI	30,397	—
Loss on valuation of AFS securities	—	(103,005)
Foreign currency translation of foreign operations	6,296	10,125
Remeasurement of the net defined benefit liability	74,429	52,298

Total	111,122	(40,582)

43.	EARNINGS PER SHARE(“EPS”)

Basic EPS is calculated by dividing net income by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income attributable to Owners	658,828	1,204,815	402,523	1,004,426
Dividends to hybrid securities	(37,748)	(75,603)	(41,557)	(90,823)
Net income attributable to common shareholders	621,080	1,129,212	360,966	913,603
Weighted-average number of common shares outstanding	673 shares in million	673 shares in million	673 shares in million	673 shares in million
Basic EPS (Unit: Korean Won)	923	1,678	536	1,358

Diluted EPS is equal to basic EPS because there is no dilution effect for the six months ended June 30, 2018 and 2017.

44. CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Confirmed guarantees:
Guarantees for loans	141,193	157,299
Acceptances	200,693	229,705
Guarantees in acceptance of imported goods	106,675	108,238
Other confirmed guarantees	6,022,962	6,322,111

Subtotal	6,471,523	6,817,353

Unconfirmed guarantees:
Local letters of credit	365,302	383,117
Letters of credit	3,183,795	3,615,934
Other unconfirmed guarantees	913,711	485,123

Subtotal	4,462,808	4,484,174

Commercial paper purchase commitments and others	2,454,663	2,288,201
Total	13,388,994	13,589,728

(2)	Details of loan commitments and other commitments are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Loan commitments	66,910,304	50,214,855
Other commitments	2,079,288	1,902,703

(3)	Litigation case

Legal cases where the Bank is involved in are as follows (Unit: Korean Won in millions):

	June 30, 2018
	As plaintiff	As defendant
Number of cases (*)	49 cases	140 cases
Amount of litigation	398,722	254,236
Provisions for litigations	18,270

	December 31, 2017
	As plaintiff	As defendant
Number of cases (*)	65 cases	130 cases
Amount of litigation	403,832	242,858
Provisions for litigations	7,750

(*)	The number of lawsuits as of June 30, 2018 and December 31, 2017 does not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)	Other

The Bank provides settlement services for payments in Korean Won to facilitate trade transactions between Korea and Iran. In connection with these services, the Bank is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Bank has violated US laws by participating in prohibited transactions with countries sanctioned by the United States. The Bank has decided not to disclose the required disclosures stated in K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ as such information may adversely affect the current investigation against the Bank.

45.	RELATED-PARTY TRANSACTIONS

Related parties of the Bank as of June 30, 2018, assets and liabilities recognized, guarantees and commitments, and major transactions with related parties for the six months ended June 30, 2018 and for the year ended December 31, 2017, are as follows:

(1)	Related parties

Related parties
Subsidiaries	Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Credit Information Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia PLC., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, WB Finance Co., Ltd., TUTU Finance-WCI Myanmar Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust First Co., Ltd. and 32 SPCs, Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 and 6 beneficiary certificates

Associates	Kumho Tire Co., Inc., Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., STX Corporation, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and others (Dongwoo C & C Co., Ltd. and 25 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		Title of account	June 30, 2018	December 31, 2017
Subsidiaries	Woori FIS Co., Ltd.	Other assets	115	114
		Deposits due to customers	18,507	27,216
		Other liabilities	17,215	18,365

	Woori Private Equity Asset Management Co., Ltd.	Deposits due to customers	1,500	2,410
		Other liabilities	1	1

	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	3,746	2,718
		Other liabilities	13	517

	Woori Card Co., Ltd.	Other assets	29,785	20,209
		Deposits due to customers	66,778	65,326
		Other liabilities	14,852	14,457
		Derivative liabilities	935	1,232

	Woori Investment Bank Co., Ltd.	Cash and cash equivalents	100,000	—
		Loans	2,000	22,600
		Loss allowance	(5)	(23)
		Other assets	26,487	—
		Deposits due to customers	12,461	7,755
		Other liabilities	28,344	2,391

	Woori Credit Information Co., Ltd.	Other assets	—	2
		Deposits due to customers	16,024	15,585
		Other liabilities	10,689	10,739

	Woori America Bank	Cash and cash equivalents	3,755	3,658

	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	15,977	5,180
		Loans	257,991	160,710
		Loss allowance	(581)	(166)
		Deposits due to customers	12	72

	Woori Global Markets Asia Limited	Loans	121,851	172,184
		Loss allowance	(122)	(70)
		Deposits due to customers	3,071	6,057
		Other liabilities	—	23

	Woori Bank China Limited	Cash and cash equivalents	17,706	23,602
		Loans	381,378	246,422
		Loss allowance	(791)	(230)
		Other assets	4,834	108,650
		Deposits due to customers	48,084	73,264
		Other liabilities	2,209	107,791

	AO Woori Bank	Cash and cash equivalents	15,057	16,222
		Loans	47,697	53,426
		Loss allowance	(108)	(55)
		Other assets	77	44

	Banco Woori Bank do Brasil S.A.	Loans	1,683	1,607
		Loss allowance	(1)	(1)

	Korea BTL Infrastructure Fund	Other assets	9	9

	Woori Fund Service Co., Ltd.	Deposits due to customers	7,577	6,458
		Other liabilities	900	829

	Woori Finance Cambodia PLC.	Loans	51,598	32,142
		Loss allowance	(52)	(13)
		Other liabilities	10	2

	Woori Finance Myanmar Co., Ltd.	Loans	4,487	4,286
		Loss allowance	(4)	(2)

Related party		Title of account	June 30, 2018	December 31, 2017
Subsidiaries	Woori Bank Vietnam Limited	Loans	18,228	17,410
		Loss allowance	(471)	(143)
		Other assets	155,564	111,705

	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	6,180	1,510
		Other liabilities	138,203	91,762

	Structured entities	Loans	2,025	2,102
		Loss allowance	(3)	(302)
		Other assets	167	40
		Derivative assets	4,123	725
		Deposits due to customers	13,231	11,853
		Other liabilities	1,580	1,629
		Derivative liabilities	1,332	2,740

	Beneficiary certificates	Other assets	1	2

Associates	Kumho Tire Co., Inc.	Loans	257,517	170,553
		Loss allowance	(62,634)	(156,621)
		Deposits due to customers	482	666
		Other liabilities	1	1

	Woori Service Networks Co., Ltd.	Deposits due to customers	1,732	1,311
		Other liabilities	321	325

	Korea Credit Bureau Co., Ltd.	Deposits due to customers	1,063	5,586
		Other liabilities	6	54

	Korea Finance Security Co., Ltd.	Deposits due to customers	3,078	2,854
		Other liabilities	1	7

	Chin Hung International Inc.	Deposits due to customers	61,551	46,220
		Other liabilities	2,884	1,656

	Poonglim Industrial Co., Ltd. (*1)	Deposits due to customers	—	4

	STX Engine Co., Ltd. (*2)	Loans	—	106,044
		Loss allowance	—	(88,603)
		Deposits due to customers	—	18,092
		Other liabilities	—	29

	STX Corporation	Loans	73,451	47,664
		Loss allowance	(49,667)	(31,164)
		Deposits due to customers	2,130	77,555
		Other liabilities	—	27

	Well to Sea No. 3 Private Equity Fund	Loans	85,000	73,810
		Loss allowance	(85)	(39)
		Deposits due to customers	3,213	61
		Other liabilities	69	27

	Others (*3)	Loans	260	499
		Loss allowance	(235)	(471)
		Other assets	1	1
		Deposits due to customers	6,369	2,906
		Other liabilities	153	73

(*1)

The Bank did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, and thus the entity was excluded from the investment in associates.

(*2)	The entity was sold after it was transferred to assets held for sale during the year ended December 31, 2017 and was excluded from the investment in associates as of June 30, 2018.
(*3)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others as of June 30, 2018 and end of December 2017.

(3) Gain or loss from transactions with related parties is as follows (Unit: Korean Won in millions):

			For the six months ended June 30
Related party		Title of account	2018	2017
Corporation that has significant influence over the Bank	KDIC(*1)	Interest expenses	—	15,331

Subsidiaries	Woori FIS Co., Ltd.	Fees income	265	257
		Other income	3,761	3,565
		Other expenses	114,828	103,904

	Woori Private Equity Asset Management Co., Ltd.	Fees income	11	7
		Interest expenses	4	3

	Woori Finance Research Institute Co., Ltd.	Fees income	5	5
		Other income	—	77
		Interest expenses	23	18
		Fees expenses	2,750	2,800

	Woori Card Co., Ltd.	Fees income	72,529	72,880
		Gains related to derivatives	297	—
		Other income	741	428
		Interest expenses	339	25
		Fees expenses	76	8
		Losses related to derivatives	4	116

	Woori Investment Bank Co., Ltd.	Fees income	337	306
		Interest income	785	692
		Other income	247	3,326
		Interest expenses	10	12
		Other expenses	—	6,889
		Reversal of provision for credit loss	(18)	—

	Woori Private Equity Fund(*2)	Fees income	—	1
		Interest expenses	—	1

	Woori Credit Information Co., Ltd.	Fees income	33	29
		Dividends income	—	504
		Other income	200	196
		Interest expenses	106	93
		Fees expenses	6,010	5,365

	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	2,504	587

		Dividends income	6,127	3,300

		Impairment losses due to credit loss (reversal of provision for credit loss)	415	(66)

	Woori Global Markets Asia Limited	Interest income	2,611	1,211
		Fees income	10	8
		Interest expenses	—	4
		Impairment losses due to credit loss	52	41

	Woori Bank China Limited	Interest income	3,707	2,051
		Interest expenses	361	330
		Impairment losses due to credit loss (reversal of provision for credit loss)	561	(190)

	AO Woori Bank	Interest income	467	240
		Impairment losses due to credit loss	53	1

			For the six months ended June 30
Related party		Title of account	2018	2017
Subsidiaries	Banco Woori Bank do Brasil S. A	Interest income	17	14
		Reversal of provision for credit loss	—	(3)

	Korea BTL Infrastructure Fund	Dividends income	16,927	14,249
		Fees income	38	38

	Woori Fund Service Co., Ltd.	Fees income	11	9
		Other income	83	80
		Interest expenses	54	46

	Woori Finance Cambodia PLC.	Interest income	861	331
		Impairment losses due to credit loss (reversal of provision for credit loss)	39	(2)

	Woori Finance Myanmar Co., Ltd	Interest income	79	54
		Impairment losses due to credit loss	2	2

	Woori Bank Vietnam Limited	Interest income	434	424
		Impairment losses due to credit loss	328	217

	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	4,670	3,469
		Interest expenses	690	363
		Other expenses	16	16

	Structured entities	Interest income	—	7
		Fees income	4,957	3,146
		Gains related to derivatives	4,458	—
		Interest expenses	5	5
		Reversal of provision for credit loss	(299)	(1,079)

Associates	Kumho Tire Co., Inc.	Interest income	1,098	1,501
		Fees income	—	6
		Impairment losses due to credit loss (reversal of provision for credit loss)	(93,987)	1,103

	Woori Service Networks Co., Ltd.	Dividend income	—	8
		Other income	15	15
		Interest expenses	7	13

	Korea Credit Bureau Co., Ltd.	Dividend income	113	149
		Interest expenses	21	38

	Korea Finance Security Co., Ltd.	Dividends income	54	54
		Interest expenses	4	5

	Chin Hung International Inc.	Interest income	—	53
		Fees income	—	1
		Interest expenses	21	13
		Reversal of provision for credit loss	—	(4,011)

	STX Engine Co., Ltd.(*3)	Interest income	333	672
		Fees income	—	28
		Interest expenses	86	72
		Reversal of provision for credit loss	(88,603)	(1,839)

			For the six months ended June 30
Related party		Title of account	2018	2017
Associates	Samho International Co., Ltd.(*4)	Interest income	—	364
		Fees income	—	6
		Interest expenses	—	214
		Reversal of provision for credit loss	—	(38)

	STX Corporation	Interest income	—	219
		Fees income	—	58
		Interest expenses	2	4
		Impairment losses due to credit loss (reversal of provision for credit loss)	18,503	(59,532)

	Well to Sea No. 3 Private	Interest income	1,288	—
	Equity Fund (*5)	Interest expenses	4	—
		Impairment losses due to credit loss	46	—

	Others (*6)	Other income	6	—
		Interest expenses	22	5
		Reversal of provision for credit loss	(236)	(10)

(*1)	As its ownership interest in the Bank is lower than 20% as of December 31, 2017, it has been excluded from the corporation that has significant influence over the Bank.
(*2)	The entity is not in scope for the associates due to liquidation for the year ended December 31, 2017.
(*3)	The entity was sold after it was transferred to assets held for sale for the year ended December 31, 2017 and was excluded from the investment in associates as of June 30, 2018.
(*4)	The entity was sold after it was transferred to assets held for sale and was excluded from the investment in associates for the year ended December 31, 2017.
(*5)	Due to capital contribution, the entity was included in the investment in associates for the year ended December 31, 2017.
(*6)

Others include the amount transacted with Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others for the six months ended June 30, 2018 and 2017.

(4)	Major loan transactions with related parties for the six months ended June 30, 2018 and June 30, 2017 are as follows (Unit: Korean Won in millions):

		For the six months ended June 30, 2018
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	160,710	145,821	53,570	5,030	257,991
	Woori Global Markets Asia Limited	172,184	116,242	166,827	252	121,851
	Woori Bank China Limited	246,422	347,727	214,280	1,509	381,378
	AO Woori Bank	53,426	47,697	53,426	—	47,697
	Banco Woori Bank do Brasil S.A.	1,607	1,458	1,607	—	1,458
	Woori Finance Cambodia PLC.	32,142	17,947	—	1,509	51,598
	Woori Finance Myanmar Co., Ltd	4,286	—	—	201	4,487
	Woori Bank Vietnam Limited	17,410	—	—	817	18,227
	Woori Investment Bank Co., Ltd.	22,600	—	20,600	—	2,000
	Structured entities	2,102	263	340	—	2,025
Associates	Kumho Tire Co., Inc.	57,470	—	7,057	—	50,413
	Well to Sea No. 3 Private Equity Fund (*2)	73,810	11,190	—	—	85,000
	STX Engine Co., Ltd. (*3)	39,886	—	2,177	(37,709)	—

		For the six months ended June 30, 2017
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	157,105	22,792	60,425	(5,512)	113,960
	Woori Global Markets Asia Limited	146,724	104,686	91,750	(3,144)	156,516
	Woori Bank China Limited	247,743	92,877	235,658	(689)	104,273
	AO Woori Bank	43,861	40,872	40,058	109	44,784
	Banco Woori Bank do Brasil S.A.	1,813	—	—	(103)	1,710
	Woori Finance Cambodia PLC.	24,170	456	—	(1,378)	23,248
	Woori Finance Myanmar Co., Ltd	2,417	2,279	—	(138)	4,558
	Woori Bank Vietnam Limited	—	24,843	—	—	24,843
	Woori Investment Bank Co., Ltd.	—	27,600	—	—	27,600
	Structured entities	13,627	105	267	—	13,465
Associates	Kumho Tire Co., Inc.	50,413	—	—	—	50,413
	STX Engine Co., Ltd. (*3)	44,797	—	7,088	—	37,709

(*1)	Settlement payment caused in operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase (decrease).
(*2)	The entity is in scope for the associates due to contribution during the year ended December 31, 2017.
(*3)	The entity was sold after it was transferred to assets held for sale for the year ended December 31, 2017 and was excluded from the investment in associates as of June 30, 2018.

(5)	There are no major borrowing transactions with related parties for the six months ended June 30, 2018 and June 30, 2017.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	June 30, 2018	December 31, 2017
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank Co., Ltd.	Loan commitment	50,000	50,000
Woori America Bank	Confirmed guarantees in foreign currencies	795	1,388
PT Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	135,913	151,385
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	56,025	69,940
AO Woori Bank	Confirmed guarantees in foreign currencies	29,011	34,683
Banco Woori Bank do Brasil S.A.	Confirmed guarantees in foreign currencies and others	13,178	22,987
Korea BTL Infrastructure Fund	Securities purchase contract	303,578	311,078
Woori Finance Cambodia PLC.	Loan commitment	38,138	16,071
Woori Bank Vietnam Limited	Confirmed guarantees in foreign currencies and others	77,521	26,285
Structured entities	Loan commitment in local currency	1,155,160	830,100
	Loan commitment	1,271	810
	Securities purchase contract	6,174	—
Kumho Tire Co., Inc.	Import credit in foreign currencies and others	13,830	4,181
Chin Hung International Inc.	Loan commitment	31,749	31,749
STX Engine Co., Ltd. (*)	Import credit in foreign currencies and others	—	68,858
STX Corporation	Import credit in foreign currencies and others	14,914	17,557
Well to Sea No. 3 Private Equity Fund	Loan commitment	225,000	236,190

(*)	The entity was sold after it was transferred to assets held for sale for the year ended December 31, 2017 and was excluded from the investment in associates as of June 30, 2018.

For the guarantees provided to the related parties, the Bank recognized provisions for guarantees amounting to 15,111 million Won and 74,205 million Won as of June 30, 2018 and December 31, 2017, respectively.

The amount of guarantees and unused commitments provided by the related parties to the Bank as of June 30, 2018 and December 31, 2017 are as follows. (Unit: Korean Won in millions):

	Warranty	June 30, 2018	December 31, 2017
Woori Card Co., Ltd.	Loan commitment in local currency	181,632	178,893

(7)	Commitments of derivatives to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	June 30, 2018	December 31, 2017
Woori Card Co., Ltd.	Unsettled commitment	100,000	100,000
Structured entities	Unsettled commitment	1,075,000	782,914

(8)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Salaries	6,023	6,524
Severance and retirement benefits	280	280

Total	6,303	6,804

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 2,155 million Won and 6,946 million Won, respectively, as of June 30, 2018, and with respect to the assets, the Bank has not recognized any allowance nor provision.

(9)	The Bank and Woori Card Co., Ltd. have joint obligation on the liability of the Bank that arose prior to the spin-off of Woori Card Co., Ltd.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	June 30, 2018	December 31, 2017	2018		2017
			For the three months ended June 30	For the six months ended June 30	For the three months ended June 30	For the six months ended June 30
Trust accounts	53,196,044	43,895,511	257,076	541,368	213,300	416,316

(2)	Receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Receivables:
Trust fees receivable	29,603	25,286
Payables:
Deposits due to customers	627,884	585,832
Borrowings from trust accounts	3,155,348	2,711,529

Total	3,783,232	3,297,361

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Revenue:
Trust fees	49,375	100,092	30,472	65,207
Termination fees	835	5,034	—	—

	50,210	105,126	30,472	65,207

Expense:
Interest expenses on deposits due to customers	2,037	4,019	5,257	12,400
Interest expenses on borrowings from trust accounts	10,034	20,101	7,569	15,686

	12,071	24,120	12,826	28,086

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows:

1)	As of June 30, 2018 and December 31, 2017, the carrying values of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Principal guaranteed trusts:
Old-age pension trusts	3,741	4,058
Personal pension trusts	524,132	530,556
Pension trusts	803,613	791,920
Retirement trusts	46,238	50,035
New personal pension trusts	8,223	8,563
New old-age pension trusts	2,304	2,467

Subtotal	1,388,251	1,387,599

Principal and fixed rate of return guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	814	801

Subtotal	833	820

Total	1,389,084	1,388,419

2)

As of June 30, 2018 and December 31, 2017, the amounts that the Bank must pay by the principal guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Liabilities for the account (subsidy for trust account adjustment)	16	32

47.	ESTABLISHMENT OF A FINANCIAL HODING COMPANY AND PLAN OF STOCK TRANSFER

The Bank’s board of directors held a meeting on June 19, 2018, approving a plan to transfer shares which was formulated to facilitate the establishment of a financial holding company by means of comprehensive share transfer. In relation to the establishment of the financial holding company, the Bank is currently undertaking processes to obtain approval from the Financial Services Committee.

The six companies that are subject to the share transfer plan include a Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd. After the Bank obtains approval from the Financial Services Committee, the Bank is planning to establish the financial holding company during the first half of 2019 through processes such as annual shareholders’ meeting. Following the establishment of the financial holding company, the six companies mentioned above will become fully owned subsidiaries of the holding company.

After the financial holding company is established, the shares of the Bank will be delisted from the Korea Stock Exchange and New York Stock Exchange during the first half of the 2019, and the shares of the newly established financial holding company will be listed on both Korea Stock Exchange and New York Stock Exchange.